SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF)

No. 01.545.826/0001-07

Corporate Registry (NIRE)

No. 35.300.147.952

Publicly-held Company.

MANAGEMENT PROPOSAL

ANNUAL GENERAL MEETING

APRIL 16, 2015

INDEX

proposal for the annual general meeting	3
appendix I – MANAGEMENT COMMENTS	6
appendix II – FISCAL COUNCIL CANDIDATES’ PROFILE	43
appendix III – MANAGEMENT COMPENSATION	47

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below we present for your appreciation the management proposal for the matters on the agenda of the Company’s Annual General Meeting to be held on April 16, 2015:

1. Review the management accounts and examine, discuss and vote on the financial statements relative to the fiscal year ended December 31, 2014.

We propose that the management accounts and financial statements for the 2014 fiscal year, as disclosed on February 27, 2015 on the websites of the Brazilian Securities and Exchange Commission ("CVM") and the BM&FBOVESPA S.A. - São Paulo Stock, Commodities and Futures Exchange ("BM&FBovespa”) via the Periodic Information System (IPE) and on February 28, 2015 in the newspapers O Estado de São Paulo and the Official Gazette of the State of São Paulo (“Financial Statements”) be approved without reservations.

We also propose that there is no distribution of dividends as the Company has made a calculated loss in the fiscal year ended 31/12/14.

As per Article 9, paragraph III of CVM Instruction 481 of December 17, 2009 (“CVM Instruction 481/09"), the management’s comments on the Company’s financial situation are detailed in Appendix I of this proposal.

In compliance with the provisions of Article 9, V and paragraph 1, III of CVM Instruction 481/09, the opinion of the Fiscal Council and the Audit Committee are available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2. Fixing the management’s overall compensation for the 2015 fiscal year.

We recommend that the management’s overall compensation for the fiscal year 2015 should be fixed at the limit of R$13,227,950.80, for the current fiscal year, from January to December 2015.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix III of this proposal.

Please note that the limit proposed above includes fixed and short-term variable compensation for the management, as well as any benefits provided or supported by the Company. To further avoid confusion, this amount does not include social charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company and are only recognized in the Company&'92;s accounting and are incurred in the Stock Option Plan previously approved by the Company's shareholders at General Meeting.

The Company maintains a short-term variable compensation program that is connected to achievement of specific goals that are established, agreed upon and approved by the Board of Directors each year. For the 2014 fiscal year, a series of goals was established, including one mandatory, related to the Company’s return on capital employed (ROCE).

We also inform that at the Annual General Meeting held on 2014 a total limit of management compensation was approved in the amount of R$13,424,727.60, and the effective payment is estimated to amount to a total of R$9,155,525.48 (still being calculated).

3. Installation and establishment of the number of members that should compose the Company's Fiscal Council.

Considering that the term of office has ended, we propose the installation of the Company's Fiscal Council. Once installed, in compliance with the provisions of Article 43 of the Company's Bylaws, we propose that the Company's Fiscal Council be composed of 3 (three) sitting members with an equal number of alternates.

4. Considering that the term of office has ended, election of the members of the Company&'92;s Fiscal Council

We propose the election of the following members and their respective alternates for a term of office that will end on the date of the 2014 Annual General Meeting, to wit, as sitting members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of ID card (RG) no. 9.369.027 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Dr. José Maria Whitaker 310, apto. 4, Edif. Figueira, CEP 05622-001, (ii) Peter Edward Cortes Marsden Wilson, Brazilian, economist, married, bearer of ID card (RG) no. 08.424.379-9 issued by IFP/RJ and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 168.126.648-20, resident and domiciled in São Paulo, São Paulo State at Rua Princesa Isabel 347, apartment 92, Campo Belo, CEP 046001-001, and (iii) Luis Fernando Brum de Melo, Brazilian, economist, single, bearer of ID card (RG) no. 6.064.143.776 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 964.918.410-49, resident and domiciled in São Paulo, São Paulo State with offices at Av. Paulista 2.300, 11º andar, Cerqueira César, CEP 01310-300; and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of ID card (RG) no. 16.994.226-0 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 101.947.028-39, resident and domiciled in the city of Campinas, São Paulo State at Rua Bacabá, 48, Alphaville, Campinas - CEP 13098-339, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, bearer of ID card (RG) no. 19.994.703 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, bearer of ID card (RG) no. 32.677.183-9 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar.

As per Article 10 of CVM Instruction 481/09, the information relative to the candidates to the position of member of the Fiscal Council supported by the Company is detailed in Appendix II of this proposal.

5. Establishment of the total compensation of the Members of the Fiscal Council for the 2015 fiscal year.

We propose that the total compensation for fiscal council members for the 2015 fiscal year be established at up to R$204,600.00.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix III of this proposal.

São Paulo, March 13, 2015.

The Management

Gafisa S.A.

APPENDIX I

As per Appendix 24, item 10 of CVM Instruction no. 480 of December 17, 2009

10.     MANAGEMENT COMMENTS

10.1.

a) general financial condition and assets

The management believes that Company is one of the leading players in the real estate development market, operating nationally with a focus on high-quality residential undertakings targeting all income brackets.

The Company’s revenue is largely derived from the development and sale of real estate projects. The Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, the Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. The Company structures some of its projects through its subsidiaries or jointly controlled affiliates, set up as specific purpose enterprises (SPE).

The Company’s current working capital is sufficient for its present requirements and its cash position, including loans to third parties, and to meet the financing of all its activities and cover its capital requirement, for at least the next 12 months.

The Management understands that the Company has sufficient financial resources and shareholders’ equity to implement its business plan and comply with its short-to-medium-term obligations.

Gafisa ended 2014 with a positive outlook on the operational and financial results during the period. Launches ended the year at R$241.5 million in 4Q14 and reached R$1.6 billion in 2014. Net sales totaled R$303.9 million in the fourth quarter and R$1.2 billion in 2014. In 2014, reduced operational complexity, coupled with Gafisa segment’s strategic consolidation and the improvement of the volume of Tenda segment launches, enabled a gradual increase of the Company's margins. The adjusted gross margin reached 33.2% in 2014, compared with 31.2% in 2013.

Cash generation in 2014 should also be mentioned. The Company recorded cash generation of R$298.6 million in 2014 in both the Gafisa and Tenda segment operations, reaching free cash flow of R$81.0 million in the year.

With the completion of the sale of an interest held at Alphaville Urbanismo S.A. in December 2013, the Company worked throughout 2014 with a balanced capital structure, and ending the year with a net debt/net equity ratio of 47%.

The proceeds from the completion of the Alphaville transaction were used to repay approximately R$1.6 billion in debt throughout 2014. In addition to the reduction in debt, funds were allocated to the remuneration of the Company's shareholders through the payment of approximately R$130 million as interest on capital in February and R$32 million in supplementary dividends paid in December 2014.

In addition, since the beginning of 2013, and within the policy of maximizing shareholder value, the Company paid approximately R$208.7 million to acquire about 73.2 million shares through several repurchase programs open throughout the period. 57.5 million of these shares have already been canceled, representing about 15.2% of the total number of shares issued by the Company. In early February 2015, a new repurchase program limited to 27 million shares was reopened. It is worth mentioning that the Company reaffirms its commitment to capital discipline, conditioning the execution of such program to a relation Net Debt/Equity not higher than 60%.

On December 31, 2014, the Company’s cash position was R$1,157,254,000. On the same date, net debt totaled R$1,440,300,000 and the net debt to equity ratio was 47.1%.

On December 31, 2013, the Company’s cash position was R$2,024,163,000. On the same date, net debt totaled R$1,159,046,000 and the net debt to equity ratio was 36.1%.

On December 31, 2012, the Company’s cash position was R$1,567,755,000. On the same date, net debt totaled R$2,396,389,000 and the net debt to equity ratio was 89.2%.

In 2014, the Company's adjusted EBITDA margin reached 11.6%, 17.4% in 2013 and 13.5% in 2012. It is worth noting that in spite of better management and control of the operating cycle, 2014 was marked by a reduction in net income due to the lower level of sales and the deteriorating economic conditions, which also reflects the reduced results of Alphaville due to the sale of 70% of its equity. Also, this sale of Alphaville equity caused the positive impact in the result of 2013.

On a consolidated basis, net revenues for 2014, recognized by the "PoC" method, decreased 13.3% year-over-year, totaling R$2.15 billion, impacted especially by the resumption of the volume of Tenda launches in 2013. During the year, the Gafisa segment accounted for 73% of net revenues and the Tenda segment for the remaining 27%. The gross margin reached 25.2% in 2014, compared with 24.9% in 2013 and 18.8% in 2012, due to the lower impact of legacy projects and the higher volume of revenue from new projects, especially in the case of Tenda’s increase in the volume of launches in the New Model, allowing a more representative contribution to the consolidated results, as verified in 2014.

The liquidity ratio in 2014 was 2.07, compared to 2.12 in 2013 and 2.43 in 2012.

As announced in early 2014, the Company has been conducting studies to assess the spin-off process of its business units – Gafisa and Tenda – so that they can follow up their operations independently. During 2014 a number of actions were implemented to achieve this goal, including: the division of several departments such as Service Center, Human Resources, Legal, among others; the change of Tenda’s issuer registration category with the Brazilian Securities and Exchange Commission (CVM) to Category A; acting with banks and insurance companies to open an independent credit limit for Tenda; and mapping contracts and evaluating the potential impact of the spin-off.

As stated in the announcement of the initial studies, we expect that the potential spin-off, if approved, will be implemented in 2015. The Company will keep its shareholders and the market informed about the progress and developments of this potential spin-off.

Over the last year, Gafisa and Tenda managed to strengthen and improve their operational and financial cycles to allow greater stability and preparation, given the challenges of 2015. The Gafisa segment continues with its consistent and balanced operation, improving the level of capital employed, while the Tenda segment is ready to increase its operating level, based on the good results of its first projects in the New Model. The Company continues to work towards profitability goals and shareholder value generation, guided by capital discipline, seeking continuous result improvements over the quarters of the year to come.

b) capital structure and possibility of share or quota redemption

i.                     Capital Structure

The table below shows the total amount used by the Company to fund its operations (total capitalization) and the segregation of such amounts between capital from third parties and equity (both in real terms and as a percentage) for each fiscal year, as follows:

	Fiscal Year ended December 31,
	2014	2013	2012
	(in thousands of reais)
Total capital from third parties	4,147,451	4,968,547	6,026,740
Total equity	3,058,401	3,214,483	2,685,829
Total capitalization	7,205,852	8,183,030	8,712,569

Capital from third parties and total capitalization ratio	57.6%	60.7%	69.2%
Equity and total capitalization ratio	42.4%	39.3%	30.8%

On December 31, 2014, the Company’s cash position was R$1,157,254,000. On the same date, net debt totaled R$1,440,300,000 and the net debt to equity ratio was 46.7%.

On December 31, 2013, the Company’s cash position was R$2,024,163,000. On the same date, net debt totaled  R$1,159,046,000 and the net debt to equity ratio was 36.1%.

On December 31, 2012, the Company’s cash position was R$1,567,754,000. On the same date, net debt totaled R$2,396,389,000 and the net debt to equity ratio was 89.2%.

ii.                     Event of redemption

The directors inform that there is no provision in the Company's Bylaws covering the redemption of the Company's shares.

iii.                    Redemption value calculation

Not applicable.

c) capacity for payment in relation to the financial commitments assumed

On December 31, 2014, the Company’s net debt was R$1,440,330,000 and the cash position and cash equivalents amounted to R$1,157,254,000, compared to a total debt of R$2,597,554,000, with a net debt to shareholder equity ratio of 46.7%.

Additionally, the Company had a total of R$2,889,351,000 of outstanding real estate receivables and R$250,692,000 of unsold finished units, compared to R$570,506,000 of obligations related to construction and R$628,752,000 of costs to be incurred. When considering the sum of the Total Receivables and Inventory of Unsold finished units, this exceeds 2.62 times the sum of Net Debt, Obligations related to construction and Costs to be Incurred.

Furthermore, of the Company’s R$2,597,554,000 of total debt, R$1,128,514,000 corresponds to Brazil’s Housing Finance System contracts, which use funds to finance the construction of real estate projects, and counts on fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Therefore, when finalizing the projects, the resources from the settlement of the outstanding balance by clients are obligatorily used to amortize the balance of the Company’s contracts.

Considering the Company's indebtedness profile, its most liquid assets against its obligations, reflected or not reflected in the Balance Sheet, the Directors believe there is sufficient liquidity to meet the current contractual obligations on this date.

If needed, the Company has capacity to take out additional loans to fund investments and operations.

d) sources of financing for working capital and investments in non-current assets used

As and when allowed, the Company takes out debt for all projects it develops with Brazil’s Housing Finance System (SFH/SFI), which offers lower interest rates than traditional working capital facilities, with actual guarantee and amortization connected with the settlement by clients through the transfer of clients’ receivables to banks. Using this credit facility, the Company intends to cover the cash exposure for each project, which is not covered by monthly payments received.

The Company used credit assignment and securitization instruments when it perceived a market demand for real estate receivables, and privileged definitive assignment structures with no right to withdraw. The transactions are subject to resolutive conditions, the main of which being the complete formalization of the guarantee to the assignee by the assignor, and the current amount of these transactions is recorded in the Company’s liabilities up to the resolution of the guarantee.

Additionally, the Company used the proceeds from the issue of bank bills of credit (CCB), debentures and Promissory Notes in the capital market to complete its funding strategy.

Still, the Company disposed of non-strategic assets to generate cash, especially items in the land bank in regions the Company understands are no longer strategic after its repositioning.

e) sources of financing for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

The Company currently has a liquidity level and cash generation prospects that allows for it to not use additional funding for its operations. But this does not eliminate the possibility to structure or take out new working capital facilities according to the instruments available and market conditions at the time of contracting, as indicated in items 10.1.c and 10.1.d.

f) levels of indebtedness and debt characteristics

i)                    significant loan and financing agreements

The Company's directors show in the table below the Company’s total amount of debt of any consolidated nature, which is equal to the sum of total Current Liabilities and total Non-current Liabilities on December 31, 2014, 2013 and 2012:

	Fiscal Year ended December 31,
	2014	2013	2012
	(in thousand of reais)
Total current liabilities	2,270,869	2,683,023	2,641,284
Total non-current liabilities	1,876,581	2,285,524	3,385,456
Total amount of debt of any nature	4,147,451	4,968,547	6,026,740

Below, the Company’s directors show some key features of consolidated financings and loans of the Company, grouped by type, in December 31, 2014, 2013 and 2012:

			Fiscal Year ended December 31,
	Average cost	Maturity	2014	2013	2012
			(in thousand of reais)
Project Financing (SFH/SFI)	125% CDI 8,3% to 11,0% + TR	July 2014 to January 2018	1,128,514	1,088,258	704,758
FGTS Debentures	9,2% to 10,2% + TR	October 2016 to Dezembro 2017	891,650	961,416	1,163,204
Debentures	1,3% to 1,9% + CDI 7,96% + IPCA	June 2014 to October 2016	297,449	459,802	572,699
Working capital	0,6% to 2,2% + CDI 117% a 123% CDI	June 2014 to July 2017	268,911	550,052	1,199,776
Obligations with Investors	-	February 2014 to Junr 2017	11,030	123,680	323,706
Total debt			2,597,554	3,183,208	3,964,143

Project Financing (SFH and SFI)

Project financing is represented by loans from national commercial banks to raise the necessary funds to develop the real estate projects of the Company and its subsidiaries and affiliates.  These contracts have an actual guarantee represented by the land’s mortgage and by the fiduciary assignment or pledge of receivables, and the funds are released upon proof of physical and financial development of the construction works; amortization begins after the construction works purpose of the contract are completed. During the amortization of the contract, the proceeds from the settlement of the outstanding balance by clients are used to amortize the debt.

FGTS Debentures

These refer to the Company’s 7th Issue and subsidiary Construtora Tenda S.A.’s 1st Issue. These issues use FGTS resources, and the proceeds are used to fund the construction works of the projects given as guarantee. For further information on these issues, please refer to item 18.5 of the Reference Form.

Debentures

As at December 31, 2014, these refer to the 1st and 2nd Series of the 8th Issue and the 9th Issue, and the proceeds are allocated, respectively, to the Company’s working capital and to the development of selected real estate projects. For further information on these issues, please refer to item 18.5 of the Reference Form.

Working Capital

It consists of Bank Bills of Credit (CCB) and other banking instruments that represent debt, and the proceeds are allocated to the Company’s working capital. These instruments may have actual guarantees or sureties, and feature covenants that may result in the early maturity of the obligations if not complied with. As at December 31, 2014, the Company was complying with all its contractual obligations.

Obligations with Investor

These are structured transactions that involved the restructuring of Company subsidiaries to capture the distribution of results from the development of selected real estate projects the investor holds an interest in. These investments feature clauses of return on capital after a certain period and priority in the distribution of results, reason why they are recorded under “Obligations with Investors” in the Company’s financial statements. For further information, please refer to item 6.5 of this Reference Form.

ii)                    other long-term arrangements with financial institutions

There are no other long-term arrangements with financial institutions but those detailed in this item.

iii)                  degree of Company debt subordination

For the fiscal years ended December 31, 2014, 2013 and 2012 the Company's debts can be segregated according to the nature of their guarantees, as follows:

	Fiscal Year ended December 31,
	2014	2013	2012
	(in thousand of reais)
Total debt with Actual Guarantee	1,391,412	1,487,344	1,570,864
Total debt with Floating Guarantee	891,650	961,416	1,163,204
Total Unsecured debt	314,492	734,449	1,230,075
Total debt	2,597,554	3,183,208	3,964,143

There is no degree of contractual subordination among the unsecured debts. The Company’s debts with actual and floating guarantee have the preferences and prerogatives provided for by the law. Therefore, in the event of collective insolvency proceedings: (i) the debts with actual guarantee have payment priority over the Company's other debts, up to the value of the asset recorded, and (ii) the debts with floating guarantee have priority over unsecured debts.

iv)                    restrictions imposed to the issuer, especially with regard to indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest

The Company is party to agreements that set minimum and maximum limits on specific topics, in addition to restricting the Company regarding the taking of some actions. Noncompliance with the agreed ratios or restrictions may result in the early maturity of the agreements.

The financial instruments’ major restrictions in the fiscal years ended December 31, 2014, 2013 and 2012 are as follows:

•      request of any judicial or extra-judicial recovery plan to any creditor or class of creditors, regardless of a judicial approval having been requested or obtained for said plan; or file a court request for judicial recovery;

•      change in the direct or indirect control of the Issuer, under article 116 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), that result in a downgrade in the Company’s risk rating to a lower level than that at the time of the issue or, in some cases, to a rating lower than A- or equivalent in national scale by the leading rating agencies;

•      payment by the Company of dividends, interest on equity, or any other profit sharing provided for in the Company’s bylaws, whenever it is in arrears regarding the issues in effect at the time the event is declared, except for the payment of the minimum compulsory dividend provided for in article 202 of the Brazilian Corporate Law;

•      declaration of early maturity of any financial obligation and debts of the Company and/or its Relevant Subsidiaries, in the domestic or international market;

•      amendment to or change in the Company’s business purpose so that the Company no longer operates as a real estate developer and construction Company;

•      change in the corporate nature of the Company to limited liability, under articles 220 through 222 of the Brazilian Corporate Law;

•      spin-off, or merger of the Company into another Company, unless such transaction is approved by the holders of debt securities or holders are granted the right to withdraw;

•      reduction in the Company’s capital stock that results in a capital stock lower than ninety-five percent (95%) of the existing capital stock, except (i) in the case the capital reduction is carried out to absorb losses under article 173 of the Brazilian Corporate Law, or (ii) it is previously approved by the holders of debt securities;

•      disposal, expropriation, seizure, or any other form of disposal of fixed assets by the Company in equivalent amount, as determined in indentures or contracts, and that may affect the Company’s financial capacity.

The restrictions described above may not fully apply to all agreements in effect on this date, and different limits may be determined to each agreement.

The Company has also committed to keeping the following financial indicators within the limits set. The formulas and maximum and minimum limits are presented below:

For the Company’s issues of debentures, the financial indicators are as follows:

	2013	2012	2011
7th issuance		(restated)	(restated)
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt minus project debt(3).	-6.21 times	46.13 times	8.53 times
Total debt, minus project debt(3), minus cash(1), should not exceed 75% of Shareholders' equity plus minority shareholders.	-31.6%	7.6%	45.6%
Total receivables plus revenues to be recognized plus inventory of finish units must be higher than 1.5 times the net debt +obligations related to construction + costs to be incurred.	2.79 times	1.85 times	1.56 times

8th issuance – Gafisa
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	-4.31 times	36.51 times	6.55 times
Total debt, minus project debt, minus cash(1), should not exceed 75% of Shareholders' equity plus minority shareholders.	-31.6%	7.6%	45.6%

1st issuance – Tenda
Total accounts receivable plus inventories must be equal or higher than 2.0 times net debt minus debt with actual guarantee (3) or less than zero, being TR(4) plus TE(5) always higher than zero.	-2.49 times	-3.19 times	-6.41 times
Net debt minus debt with actual guarantee(3) should not exceed 50% of Shareholders' equity.	-56.97%	-41.97%	-37.97%
Total receivables plus revenues to be recognized plus inventory of finish units must be higher than 1.5 times the net debt plus obligations related to construction plus costs to be incurred.	56.85 times	6.18 times	2.39 times

(1)       Cash refers to cash and cash equivalents and marketable securities.

(2)       Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the portion not shown on the Balance Sheet.

(3)       Project debt and debt with actual guarantee refers to the Housing Finance System (SFH) debt, defined as the sum of all loans contracts disbursed whose funds are from Housing Finance System (SFH), and also the debt related to the seventh issuance.

(4)       Total accounts receivable.

(5)       Total inventory.

Issues of Bank Bills of Credit (CCB), Promissory Notes, and other debt instruments have the following indicators:

Bank Bills of Credit (CCB), Promissory Notes and others	2013	2012	2011
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	-4.31 times	36.51 times	6.55 times
Total debt, minus project debt, minus cash(1), should not exceed 75% of Shareholders' equity plus minority shareholders.	-31.6%	7.6%	45.6%
(1) Cash refers to cash and cash equivalents and marketable securities.

g) use limits of contracted financing

In the fiscal years ended December 31, 2012, 2013, and 2014, the proceeds of construction financing contracted from national institutions considered by the Company as prime institutions in the National Financial System are exclusively allocated to the construction works of the relative projects.   The funds are released to the Company according to the physical/financial development of the construction works.

As at December 31, 2014, the Company had contracted a total of R$4,145 million; of that amount, R$3,479.5 million or 83.9% had already been released. Of the total amount, the remaining outstanding balance is R$2,586,500.

h) significant alterations in each item of the financial statements

CONSOLIDATED FINANCIAL STATEMENT FOR THE FISCAL YEAR

	2014	2013	2012

Gross operating revenue
Real estate development and sale and exchange	2,256,189	2,618,737	2,784,983
Provision for cancellations	69,479	81,122	255,495
Taxes on Property Sales and Services	(174,670)	(218,648)	(235,392)

Net operating revenue	2,150,998	2,481,211	2,805,086

Operating costs
Real estate development and sale	(1,609,246)	1,863,766	(2,276,804)

Gross operating profit	541,752	617,445	528,282

Operating revenue (expense)
Selling expenses	(148,041)	215,649	(231,746)
General and administrative expenses	(211,906)	234,023	(252,208)
Equity pick-up on investments	19,263	7,370	55,603
Income from investments assessed at fair value	-	375,853	-
Depreciation and amortization	(79,251)	(63,014)	(80,238)
Other income / (expenses), net	(141,349)	(86,111)	(101,015)
Impairment Losses on Non-Financial Assets		-	-

Profit/(loss) before financial income and expenses and income taxes and trade unions contribution	(19,532)	401,871	(81,322)

Financial expenses	(165,712)	(243,586)	(236,082)
Financial revenue	156,794	81,083	55,819

Profit (loss) before income tax and trade unions contribution	(28,450)	(239,368)	(261,585)

Expense with income tax and social contribution (current)	(33,330)	(23,690)	(17,403)
Income tax and social contribution (deferred)	(18,055)	20,878	(2,819)

Total Income tax and social contribution	(15,275)	(2,812)	(20,222)

Net profit for Continued Operations	(43,725)	(236,557)	(281,807)

(-) Net profit for Discontinued Operations	-	631,122	204,128
Net profit for the year	(43,725)	(867,679)	(77,679)
(-) Profit / (loss) attributable:
To minority shareholders	(1,176)	235	49,364
To parent Company	(42,549)	867,443	(127,043)

Operating Results related to the Fiscal Years ended December 31, 2014 compared with 2013

Gross Revenue from Sales and/or Services

Gross revenue from the development and sale of real estate properties and swap agreements totaled R$2.26 billion in fiscal year 2014, down R$363 million or 14% year-over-year (R$2.62 billion in 2013), due to the reduced number of launches in the last 2 years.

Deductions from Gross Revenue – Taxes on Property Sales and Services

Gross revenue deductions referring to taxes on sales of real estate properties and services were down 20% from R$219 in the year ended December 31, 2013 to R$175 million in 2014, in line with the decrease in the Company’s revenue.

Net Revenue from Sales and/or Services

Consolidated net revenue for 2014, as recognized by the “PoC” method, decreased 13.3% in the comparison adding R$2.15 billion, impacted by the lack of Gafisa segment launches in the last 2 years. During the year, the Gafisa brand accounted for 73% of net revenues and Tenda for the remaining 27%.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.6 billion in 2014, down 14% over the R$1.9 billion recorded in 2013, impacted by the lower volume of projects under development and greater efficiency in the construction process, due to the reduction of legacy projects and the advent of new technologies and work management.

Gross Profit

Gross revenue reported in 2014 was R$541.8 million, compared to R$617.4 million in 2013. The variation is mainly due to the lower volume of projects launched in the last two years, especially in the Gafisa segment, which will eventually impact the level of revenue and consequently the consolidated gross profit. Gross margin was at 25.2% compared to 24.9% in the previous year.

Selling expenses

Selling expenses totaled R$148.0 million in 2014, a decrease of 31% year-over-year (R$215.6 in 2013). Selling expenses represented 6.9% of the Company’s net operating revenues for 2014, up from 8.7% in 2013. This variation is due to the consolidation of the physical store operation in the Tenda segment and being more assertive in marketing expenses and sales commissions in the Gafisa segment.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$211.9 million in 2014, as compared to R$234.0 million in 2013, down 9.4% or R$22.1 million year-over-year, due to the Company's increased operating efficiency, allowing a level of costs and expenses in line with its business cycle.

(1) salaries and payroll charges were down by R$13.1 million or 14.1% year-over-year;

(2) provision and equity in net income decreased R$24.6 million, or 41.3% year-over-year, totaling R$35.0 million in 2014.

Depreciation and Amortization

Depreciation and amortization totaled R$79.3 million in 2014, down R$ 17.2 million or 25.8% compared to the R$63.0 million recorded in 2013, due to the full incorporation of a subsidiary in the last quarter of 2014, which generated a non-recurring impact of R$14.5 million related to the amortization of goodwill.

Other Operating Expenses

In 2014, our results reflected a negative impact of R$141.3 million, compared to R$86.1 million in 2013, mainly due to increase in expenses with litigation, a consequence of the large volume of deliveries related to legacy projects over the past two years, and the impact of the partial provisioning of the stock option program of the former subsidiary Alphaville.

Financial revenue

The financial revenue was up R$75.7 million to R$156.8 million at the close of the year as a result of higher average interest rate in the period.

Financial expenses

Net financial expenses totaled R$165.7 million in 2014, compared to R$243.6 million in 2013, down 32% due to the reduction in gross debt in the period.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income tax, social security and deferred taxes totaled R$15.3 million in 2014.

The variation is mainly due to the recognition of income tax and social contribution credit of approximately R$15 million as a result of a preparatory study on the Company's business plan, which shows the total recovery capacity of the tax loss inventory and temporary differences.

Minority Interests

The increased interest held by non-controlling shareholders (minority shareholders of subsidiaries the Company invests in), from R$0.2 million to R$1.2 million in 2014 was due to the results variation of the Company’s affiliates.

Net Profit (Loss)

Gafisa Group closed 2014 with net loss of R$42.5 million, as opposed to net profit of R$867.4 million in 2013, reflecting the result of the sale of the former subsidiary, Alphaville, in late 2013, which impacted the this year’s result.

Operating Results related to the Fiscal Years ended December 31, 2014 compared with 2013 – by Operating Segment

	Company (i)	Tenda	Total 2014
Net operating revenue	1,580,860	570,138	2,150,998
Operating Cost	(1,164,998)	(444,248)	(1,609,246)
Gross operating profit	415,862	125,890	541,752

	Company (i)	Tenda	Total 2013 (ii)
Net operating revenue	1,663,751	817,460	2,481,211
Operating Cost	(1,111,550)	(752,216)	(1,863,766)
Gross operating profit	552,201	65,244	617,445

(i)                    Includes all subsidiaries except Construtora Tenda S.A.

(ii)                  At the end of 2013, the Company completed the sale of 70% of its subsidiary Alphaville Urbanismo S.A. From 2014, Alphaville is no longer a subsidiary of Gafisa, becoming consolidated through equity in Gafisa. Therefore, the total sum presents only Gafisa and Tenda.

Company - Gafisa Segment

Gross Revenue from Sales and/or Services

Net revenue from sales and/or services was down 5.0%, from R$1.7 billion in 2013 to R$1.6 billion in 2014, reflecting the lower number of launches. In 2014, the Gafisa segment accounted for 73% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.2 billion in 2014, an increase of 4.8% over the R$1.1 billion recorded in 2013, reflecting the variation in construction costs below inflation.

Gross Result

Gross profit was R$415.9 million for 2014, a decrease of 24.7% over the R$552.2 million recorded in 2013. In 2014, the gross margin generated by project sales was down to 26.3%, versus 33.2% in 2013. This reduction is the result of the lower volume of projects in the last two years and also due to some non-recurring effects in the last quarter of 2014, such as impairment adjustments of land and reevaluation of the calculation methodology for guaranteed provisions.

Construtora Tenda S.A.

Net Sales and/or Service Revenue

Net sales and/or service revenue totaled R$570.1 million in 2014, down 30.3% from R$817.46 in the previous year, impacted by the lower volume of project delivery related to the legacy projects that were especially concentrated in 2013. In 2014, the Construtora Tenda S.A. accounted for 38% of the consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$444.2 million in 2014, down 40.9% over the R$752.2 million recorded in 2013, an effect of the substantial reduction of the Company's exposure to old projects, decreasing the cost still to be incurred related to them.

Gross Result

Gross income was R$125.9 million for 2014 and R$65.2 million in 2013. The margin increased from 8.0% in 2013 to 22.1% in 2014. Construtora Tenda S.A.’s profitability for 2014 was positively affected by the lower impact from old projects on its result and also the incipient contribution of the launches in the new model, which have higher margins than in old projects.

Operating Results related to the Fiscal Years ended December 31, 2013 compared with 2012

Gross Revenue from Sales and/or Services

Gross revenue from the development and sale of real estate properties and swap agreements totaled R$2.88 billion in fiscal year 2013, down R$422 million or 13% year-over-year (R$3.30 billion in 2012), due to the reduced number of launches in the year and the still incipient percentage of revenue from launches in the new Tenda model in 2013.

Deductions from Gross Revenue – Taxes on Property Sales and Services

Gross revenue deductions referring to taxes on sales of real estate properties and services were down 7.1% from R$235 in the year ended December 31, 2012 to R$219 million in 2013, in line with the decrease in the Company’s revenue.

Net Revenue from Sales and/or Services

Consolidated net revenue for 2013, as recognized by the “PoC” method, decreased 11.5% in the comparison adding R$2.48 billion, impacted by the lack of Tenda launches in 2012, and by the new Tenda model launches revenue percentage in 2013, still in early stage. During the year, the Gafisa brand accounted for 67% of net revenues and Tenda for the remaining 33%.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.86 billion in 2013, down 18% over the R$2.28 billion recorded in 2012, mainly impacted by the lower launch volume and consistent reduction in the Company’s exposure to old projects, thus reducing the cost to be incurred referring to these projects.

Gross Profit

Gross revenue reported in 2013 was R$ 617.4 million, compared to R$528.3 million in 2012. The variation refers to, mostly, the minor participation in projects in non-prioritized location, Gafisa’s concentration in São Paulo and Rio de Janeiro strategy and also the resumption of launches within Tenda’s new business model. Gross margin was at 24.9% compared to 18.8% in the previous year.

Selling expenses

Selling expenses totaled R$215.65 million in 2013, a decrease of 7% year-over-year (R$231.75 in 2012). Selling expenses represented 8.7% of the Company’s net operating revenues for 2013, up from 8.3% in 2012. This variation is due to the lower number of launches year-over-year, and the effort the Company has made to adapt its cost and expense structure to the current stage of its operations.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$234 million in 2013, as compared to R$252.2 million in 2012, down 7.2% or R$18.19 million year-over-year. The completion of the turnaround process in 2013, with a reduction in the number of projects in non-strategic markets and Tenda’s old projects legacy allowed for the Company to achieve a nominal reduction in its costs in 2013 and reach greater stability in its cost and expense structure.

(1) salaries and payroll charges were down by R$11.6 million or 10.9% year-over-year;

(2) expenses relatedto services provided were down by R$11.81 million or 40.6% year-over-year.

Depreciation and Amortization

Depreciation and amortization totaled R$63 million in 2013, down R$ 17.2 million or 21.5% compared to the R$80.2 million recorded in 2012, due to lower amortization referring to the Company’s sales stands.

Other Operating Expenses

In 2013, our results reflected a negative impact of R$86.11 million, compared to R$101.015 million in 2012, due to the reversal of provisions for contingencies at the end of the 4th quarter of 2013.

Financial revenue

The financial revenue was up R$25.26 million to R$81.08 million at the close of the year as a result of higher average interest rate in the period.

Financial expenses

Net financial expenses totaled R$243.59 million in 2013, compared to R$236.08 million in 2012, up 3,2% as a result of higher average interest rate in the period and effect of mark-to-market adjustments in derivative transactions.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income tax, social security and deferred taxes totaled R$2.8 million in 2013.

The remaining interest in Alphaville was fair valued and resulted in deferred income tax loss in the amount of R$127.8 million. Also, considering the result for year 2013 and the new perspective regarding future profitability and taxable profit for the Company in the upcoming years, a deferred income tax credit of R$180.6 million was recorded for the year, offset by the deferred income tax loss.

Minority Interests

The reduced interest held by non-controlling shareholders (minority shareholders of subsidiaries the Company invests in), from R$49.36 million to R$0.24 million in 2013, was due to the classification of Alphaville as asset held for sale and the later completion of the sale transaction by the end of 2013.

Net Profit (Loss)

Gafisa Group closed 2013 with net income of R$867.4 billion, as opposed to net loss of R$127.04 million in 2012, reflecting Gafisa’s and Tenda’s better operating performance in 2013 and the effect of the impact of the recent completion of Alphaville’s sale.

Operating Results related to the Fiscal Years ended December 31, 2013 compared with 2012 – by Operating Segment

	Company (i)	Tenda	Alphaville	Total 2013(ii)
Net operating revenue	1,663,750	817,460	959,243	2,481,210
Operating Cost	(1,111,549)	(752,216)	(524,200)	(1,863,766)
Gross operating profit	552,201	65,244	435,043	617,445

	Company (i)	Tenda	Alphaville	Total 2012
Net operating revenue	2,018,100	1,125,670	809,512	3,953,282
Operating Cost	(1,572,948)	(977,472)	(390,605)	(2,941,025)
Gross operating profit	445,152	148,198	418,907	1,012,257

(i)                    Includes all subsidiaries except Construtora Tenda S.A. and Alphaville Urbanismo S.A.

(ii)                  Gafisa and Tenda

Company - Gafisa Segment

Gross Revenue from Sales and/or Services

Net revenue from sales and/or services was down 4.2%, from R$1.74 billion in 2012 to R$1.66 billion in 2013, reflecting the lower number of launches. In 2013, the Gafisa segment accounted for 67% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.11 billion in 2013, down 29.3% over the R$1.57 billion recorded in 2012, mainly due to the lower impact of old projects located outside of the Company’s strategic markets, which have been completed.

Gross Result

Gross profit was R$552 million for 2013, an increase of 24% over the R$445 million recorded in 2012. In 2013, the gross margin generated by project sales was up to 33%, versus 22% in 2012. Even though revenues were lower, development and selling costs went down substantially due to the completion of Gafisa’s old projects, resulting in improved performance and profitability in the year.

Construtora Tenda S.A.

Net Sales and/or Service Revenue

Net sales and/or service revenue totaled R$817.46 million, down 23.5% from R$1.07 in the previous year, due to the absence of launches in 2012, and the still incipient stage of revenue from launches in 2013. In 2013, the Construtora Tenda S.A. accounted for 33% of the consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$752.2 million in 2013, down 23% over the R$977.5 million recorded in 2012, mainly impacted by the lower number of launches in 2012-2013 and by reduced costs relative to Tenda’s old projects.

Gross Result

Gross income was R$65.2 million for 2013 and R$148.2 million in 2012. The margin fell from 13.2% in 2012 to 8% in 2013. Tenda’s profitability for 2013 was positively affected by the lower impact from old projects on its result and also the incipient contribution of the launches made, which have higher margins than in old projects.

Alphaville Urbanismo S.A.

Net Sales and/or Service Revenue

Net revenue from sales and/or services was up 22.2%, from R$785.18 million in 2012 to R$959.24 million in 2013, reflecting the higher number of launches in 2012 and 2013.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$524.2 million in 2013, up 39% over the R$377.1 million recorded in 2012, due to the higher number of launches in 2012 and 2013.

Gross Result

Gross profit in 2013 totaled R$435.0 million, representing a 6.6% increase compared to the R$408.1 million profit reported in 2012. In 2013, gross margin generated by the Company’s property sales decreased to 45.3%, compared to 52.1% in 2012, effect of higher volume of phased launches presenting lower sales speed.

CONSOLIDATED BALANCE SHEET

	2014	2013	2012

Assets
Current
Cash and cash equivalents	109,895	215,194	587,956
Securities	1,047,359	1,808,969	979,799
Accounts receivable from development and services provided	1,440,498	1,909,877	2,493,170
Properties for sale	1,695,817	1,442,019	1,892,390
Receivable amounts from related party transactions	142,732	82,547	164,884
Non current assets held for sale	110,563	114,847	139,359
Derivatives	-	183	9,224
Prepaid expenses and others	15,442	35,188	61,685
Other receivables	128,905	71,083	77,573
Total current assets	4,691,211	5,679,907	6,406,040

Non-current
Accounts receivable from development and services provided	384,821	313,791	820,774
Property for sale	816,525	652,395	274,034
Receivable amounts from related party transactions	107,067	136,508	115,089
Derivatives	-	-	10,443
Other accounts receivable and other items	112,241	137,628	163,145
Deferred income tax and social contribution	-	-	-
	1,420,654	1,240,322	1,383,485

	958,393	1,120,076	646,812
Investments	46,691	36,385	46,145
Property, plant and equipment	76,903	106,340	230,087
Intangible assets	1,093,967	1,262,801	923,044
	109,895	215,194	587,956

Total non-current assets	2,514,641	2,503,123	2,306,529

Total assets	7,205,852	8,183,030	8,712,569

Liabilities	2014	2013	2012
Current
Loans and financing	550,058	590,386	613,973
Loans and financing – reclassified due to default	-	-	-
Debentures	504,387	563,832	346,360
Debentures – reclassified due to default	-	-	-
Obligations for property purchases and advances to clients	490,605	408,374	503,889
Material and service providers	95,131	79,342	154,763
Income tax and social contribution	-	90,309	13,561
Taxes and contributions	114,424	126,316	209,017
Wages, social charges and interest	65,039	96,187	104,586
Minimum mandatory dividends	-	150,067	6,279
Provision for judicial rulings	103,034	72,119	58,570
Payables to credit assignment	24,135	82,787	134,339
Obligations with investors	6,317	112,886	161,373
Payables to related party transactions	156,503	133,678	138,228
Derivatives	3,340	-	-
Other obligations	157,895	176,740	196,346
Total current liabilities	2,270,869	2,683,023	2,641,284

Non-current
Loans and financing	847,367	1,047,924	1,290,561
Debentures	684,712	857,386	1,389,543
Obligations for property purchases and advances to clients	101,137	79,975	70,194
Deferred income tax and social contribution	34,740	56,652	85,821
Provision for judicial rulings	136,540	125,809	149,790
Payables to credit assignment	31,994	37,110	155,960
Obligations with investors	4,713	10,794	162,333
Derivatives	4,833	-	-
Other obligations	30,544	69,874	81,254
Total non-current liabilities	1,876,580	2,285,524	3,385,456

Shareholders’ equity
Capital stock	2,740,662	2,740,662	2,735,794
Treasury shares	-79,060	-73,070	-1,731
Capital reserve and stock option grant	59,234	54,383	36,964
Profit reserve	334,509	468,749	-235,582
	3,055,345	3,190,724	2,535,445

Attributable to minority shareholders	3,058	23,759	150,384
Total shareholders’ equity	3,058,403	3,214,483	2,685,829

Total liabilities and shareholders’ equity	7,205,852	8,183,030	8,712,569

Balance Sheet relative to the Fiscal Year Ended December 31, 2014 compared to 2013

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2014 totaled R$1.2 billion, compared to R$2.0 billion on December 31, 2013, a decrease of R$866.9 million, or 42.8%. This decrease is due to the partial use of resources from the sale of its stake in Alphaville in late 2013, reduction of the Company's consolidated debt, value distribution to shareholders through dividends, interest on own capital and stock repurchase programs during 2014.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of Company property, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31,
Real estate development and sale clients	2014	2013	2012

Current	1,440	1,910	2,189
Non-current	385	314	443
	1,825	2,224	2,632

(in R$ million)	On December 31,
Receivables for appropriation	2014	2013	2012

	1,064	1,863	2,696

Total receivables	2,889	4,087	5,328

(in R$ million)		On December 31,
Receivables maturity as of December 31, 2014	Total	2015	2016	2017	As of 2018
Total	2,889	2,280	297	178	134

On December 31, 2014, the balance of clients by real estate development totaled R$1.8 billion, compared to R$2.2 billion on December 31, 2013. This decrease is mainly the result of the reduction in the volume of launches over the last 2 years, and consequently the volume of sales in the period.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Adjustment to present value.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2014	12/31/2013	12/31/2012

Land bank	1,311,847	1,077,762	899,177
(-) Provision for land bank realization	(12,309)	(11,276)	(7,663)
(-) Adjustment to present value	(5,503)	(883)	(1,976)
Property under construction	905,190	630,407	751,738
Cost of property in recognition of provision for cancelled contracts (Note 5 (i))	52,309	107,172	180,399
Completed units	260,808	291,232	344,749

	2,512,342	2,094,414	2,166,424

Current	1,695,817	1,442,019	2,049,084
Non-current	816,525	652,395	798,206

On December 31, 2014, the balance of properties for sale, both current and non-current, totaled R$2.5 billion, compared to R$2.1 billion on December 31, 2013. At the close of 2014, 10.4% of total inventory was represented by finished units, while units under construction and units up to 30% complete represented 36.0% of total units. The Company remains focusing on inventory reduction, chiefly at Gafisa, which accounts for 73% of final inventory.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2014 stood at R$241.1 million, 15.5% higher than in the same period in 2013 as a result of higher volume of recoverable taxes and escrow deposits.

Intangible assets

On December 31, 2014, the balance of intangible assets reached R$76.9 million, compared to R$106.3 million on December 31, 2013, mainly impacted by the deduction of goodwill related to the acquisition of the final installment of Cipesa Empreendimentos Imobiliários.

Deferred income tax and social contribution

On December 31, 2014, the balance of income tax and social contribution was R$34.7 million, down 38.7% over the R$56.7 million on December 31, 2013. Liabilities are presented net of assets.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2014, was R$2.6 billion, a decrease of 18.4% over the balance of R$3.2 billion on December 31, 2013, reflecting the use of resources from the sale of the Company’s stake in Alphaville, seeking a more appropriate capital structure, and reduced consolidated gross debt.

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ ‘000)		Balance in
Transaction Type	Rate	2014	2013	2012
Bank Credit Note - CCB	117,9% do CDI 2,20% + CDI 13,20% Pré	268,911	550,052	1,118,553
Promissory Notes	125% + CDI	-	-	80,159
Project Finance (SFH)	TR + 8,3% to 11,00%	1,128,514	1,088,258	704,758
Debt assumption from incorporation of subsidiary debt and others	TR + 12%	-	-	1,064
		1,397,425	1,638,310	1,904,534
Current		550,058	590,386	613,973
Non-current		847,367	1,047,924	1,290,561

Debentures

				Consolidated
Program/Issuances	Principal - R$	Annual Compensation	Due Date	2014	2013	2012
						(restated)
3rd program/1st issuance -5th issuance	250,000	120% of CDI	May 2018	-	-	129,569
6th issuance	100,000	CDI + 1.30%	June 2014	-	151,513	137,763
7th issuance	600,000	TR + 10.17%	December 2017	502,033	551,855	601,200
8th issuance/1st issuance	288,427	CDI + 1.95%	October 2015	147,640	294,073	291,956
8th issuance/2nd issuance	11,573	IPCA + 7.96%	October 2016	15,185	14,216	13,411
9th issuance	130,000	TR + 9.21%	July 2018	134,624	-	-
1st issuance (Tenda)	600,000	TR + 9.21%	October2015	389,617	409,561	562,004
				1,189,099	1,421,218	1,735,903

Current				504,387	563,832	346,360
Non-current	-			684,712	1,389,543	857,386

Obligations for property purchases and advances to clients – Current and Non-Current

The Company’s obligations for the purchase of property and client advances totaled R$591.7 million on December 31, 2014, an increase of 21.2% over the same period in 2013. This variation is mainly due to the increase of obligations by physical swap.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2014	12/31/2013	12/31/2012
Current	490,605	408,374	503,889
Non-current	101,137	79,975	70,194
Total	591,742	488,349	574,083

Material and service providers

On December 31, 2014, the balance of payables due to material and service providers was R$95.1 million, up 19.9% over the R$79.3 million on December 31, 2013. The increase in this obligation is due to the higher real estate construction volume of Tenda segment.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2014 was R$114.4 million, which corresponds to a decrease of 9.4% compared with the balance on December 31, 2013 of R$126.3 million. This decrease reflects the reduction in the Company’s operations.

Income tax and social contribution – current and non-current

The balance of deferred income tax and social security totaled R$34.7 million as at December 31, 2014, down 38.7% compared to R$56.7 million in 2013. Liabilities are net of assets.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the improvement of the Company’s provisions for contingencies:

Consolidated	Civil	Tax	Labor	Total Consolidated
Balance on December 31, 2012	138,615	14,670	55,624	208,360
Supplementary provision	48,844	(152)	29,709	78,402
Payments and reversal of unutilized provision	(47,289)	(590)	(29,852)	(77,371)
Balance on December 31, 2013	140,722	1,582	55,624	197,928
Supplementary provision	65,699	600	46,765	113,064
Payments and reversal of unutilized provision	(42,340)	(359)	(28,719)	(71,418)
Balance on December 31, 2014	157,842	414	81,318	239,574

Current	91,665	218	11,151	103,034
Non-Current	66,177	196	70,167	136,540

The provision for contingencies related to civil processes on December 31, 2014, in the amount of R$157.8 million, also include the cases in which Company was named as the successor in existing lawsuits in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob’s debts.

The Company is appealing all these decisions, believing that the Company’s inclusion in the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. The Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária The final ruling on the Company’s appeal, however, cannot be foreseen at this time.

Other accounts payable – Current and Non-current

On December 31, 2014, the balance of other accounts payable was R$188.4 million, down 23.6% over the R$246.6 million on December 31, 2013. This decrease is due to the lower amount for provisions and fines for construction work delays and long-term suppliers.

Shareholders’ equity

As at December 31, 2014, the Company’s shareholders’ equity balance was R$3.1 billion, compared to R$3.2 billion a year before, a slight variation due to the negative result during the period and the acquisition of treasury shares.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Balance Sheet relative to the Fiscal Year Ended December 31, 2013 compared to 2012

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2013 totaled R$2.02 billion, compared to R$1.57 billion on December 31, 2012, an increase of R$456.4 million, or 29.1%. This increase was mainly due to cash flow in the period and the inflow of funds due to the sale of stake in Alphaville.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of Company property, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31,
Real estate development and sale clients	2013	2012	2011

Current	1,910	2,189	3,962
Non-current	314	443	864
	2,224	2,632	4,826

(in R$ million)	On December 31,
Receivables for appropriation	2013	2012	2011

	1,863	2,696	4,686

Total receivables	4,087	5,328	9,512

(in R$ million)		On December 31,
Receivables maturity as of December 31, 2013	Total	2014	2015	2016	As of 2017
Total	4,087	1,910	1,278	421	478

On December 31, 2013, the balance of clients by real estate development totaled R$2.2 billion, compared to R$2.6 billion on December 31, 2012. This decrease is mainly the result of cash anticipation via receivables securitization operations and the reduced volume of launches in the period.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Adjustment to present value.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2013	12/31/2012	12/31/2011

Land bank	1,077,762	899,177	1,209,400
(-) Provision for land bank realization	(11,276)	(7,663)	(50,049)
(-) Adjustment to present value	883	(1,976)	(8,183)
Property under construction	630,407	751,738	1,181,950
Cost of property in recognition of provision for cancelled contracts (Note 5 (i))	107,172	180,399	394,830
Completed units	291,232	344,749	119,342

	2,094,414	2,166,424	2,847,290

Current	2,130,195	2,049,084	1,707,892
Non-current	330,488	798,206	498,180

On December 31, 2013, the balance of properties for sale, both current and non-current, totaled R$2.1 billion, compared to R$2.2 billion on December 31, 2012. At the close of 2013, 13.9% of total inventory was represented by finished units, while units under construction and units up to 30% complete represented 30% of total units. The Company remains focusing on inventory reduction, chiefly at Gafisa, which accounts for 35.6% of final inventory.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2013 stood at R$208.7 million, 13.3% lower than in the same period in 2012 as a result of lower volume of recoverable taxes and escrow deposits.

Intangible assets

On December 31, 2013, the balance of intangible assets reached R$106.3 million, compared to R$230.1 million on December 31, 2012, impacted by the deduction of part of the goodwill from the sale of stake in Alphaville.

Deferred income tax and social contribution

On December 31, 2013, the balance of income tax and social contribution was R$56.7 million, down 33.9% over the R$85.8 million on December 31, 2012. Liabilities are presented net of assets.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2013, was R$3.18 billion, a decrease of 19.7% over the balance of R$3.96 billion on December 31, 2012, especially with the reduction in the stock of debt relative to the debentures and working capital, reflecting the Company's commitment to seek a more appropriate capital structure to its current level of operations

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ ‘000)		Balance in
Transaction Type	Rate	2013	2012	2011
Bank Credit Note - CCB	0.59% - 2.20% + CDI/117% - 123% CDI	550,052	1,118,553	937,019
Promissory Notes	125% + CDI	-	80,159	231,068
Project Finance (SFH)	TR + 8.3% to 11.00%	1,088,258	704,758	684,642
Debt assumption from incorporation of subsidiary debt and others	TR 12%	-	1,064	3,881
			1,904,534	1,856,610
Current		590,386	812,483	1,135,543
Non-current		1,047,924	1,290,561	721,067

				Consolidated
Program/Issuances	Principal - R$	Annual Compensation	Due Date	2013	2012
					(restated)
3rd program/1st issuance -5th issuance	250,000	120% do CDI	May 18	-	129,569
6th issuance	100,000	CDI + 1,30%	June 2014	151,513	137,763
7th issuance	600,000	TR + 10,17%	December 2017	551,855	601,200
8th issuance/1st issuance	288,427	CDI + 1,95%	October 2015	294,073	291,956
8th issuance/2nd issuance	11,573	IPCA + 7,96%	October 2016	14,216	13,411
1st issuance (Tenda)	600,000	TR + 9,21%	October2015	409,561	562,004
				1,421,218	1,735,903

Current				563,832	346,360
Non-current				857,386	1,389,543

Obligations for property purchases and advances to clients – Current and Non-Current

The Company’s obligations for the purchase of property and client advances totaled R$488.3 million on December 31, 2013, a decrease of 14.9% over the same period in 2012. Of this total, 83.6% or R$408.4 million mature in the short term. The R$80 million maturing in the long-term is fully related to land bank acquisition.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2013	12/31/2012	12/31/2011
Current	408,374	503,889	610,555
Non-current	79,975	70,194	177,135
Total	488,349	574,083	787,690

Material and service providers

On December 31, 2013, the balance of payables due to material and service providers was R$79.3 million, down 48.7% over the R$154.8 million on December 31, 2012. The decrease in this obligation is due to the drop in real estate construction volume.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2013 was R$126.3 million, which corresponds to a decrease of 39.6% compared with the balance on December 31, 2012 of R$209.0 million. This decrease reflects the reduction in the Company’s operations.

Income tax and social contribution – current and non-current

The balance of deferred income tax and social security totaled R$56.7 million as at December 31, 2013, down 33.9% compared to R$85.8 million in 2012. Liabilities are net of assets.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the improvement of the Company’s provisions for contingencies:

Consolidated	Civil	Tax	Labor	Total Consolidated
Balance on December 31, 2011	114,177	15,852	39,760	169,789
Supplementary provision	51,696	837	42,399	94,932
Payments and reversal of unutilized provision	(27,258)	(2,019)	(27,084)	(56,361)
Balance on December 31, 2012	138,615	14,670	55,075	208,360
Supplementary provision	48,844	(152)	29,709	78,402
Payments and reversal of unutilized provision	(47,289)	(590)	(29,852)	(77,371)
AUSA - Payments and reversal of unutilized provision	551	12,346	692	(11,103)
Balance on December 31, 2013	140,722	1,582	55,624	197,928

Current	47,988	255	23,876	72,119
Non-Current	92,734	1,327	31,748	125,809

The provision for contingencies related to civil processes on December 31, 2013, in the amount of R$140.7 million, also include the cases in which Company was named as the successor in existing lawsuits in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob’s debts.

The Company is appealing all these decisions, believing that the Company’s inclusion in the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. The Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária The final ruling on the Company’s appeal, however, cannot be foreseen at this time.

Other accounts payable – Current and Non-current

On December 31, 2013, the balance of other accounts payable was R$246.6 million, down 11.1% over the R$277.6 million on December 31, 2012. This decrease is due to the lower number of contract terminations payable and the lower amount for provisions and fines for construction works delays in 2013.

Shareholders’ equity

As at December 31, 2013, the Company’s shareholders’ equity balance was R$3.21 billion, up from R$2.68 billion a year before, mainly due to the result from the sale of a 70% interest at Alphaville.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Cash Flow relative to the Fiscal Year Ended December 31, 2014 compared to 2013

Operating activities

In 2014, net cash verified in operations totaled R$41.9 million, compared to R$297.7 million in 2013.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments, was R$751.9 million in 2014.

Financing activities

The cash burn registered by financing activities in 2014 totaled R$899.1 million, compared to a generation of R$568.1 million in 2013.

Below is the change in cash during the year:

Cash Generation
	4Q13*	1Q14	2Q14	3Q14	4Q14
Cash	2,024,162	1,563,226	1,279,568	1,463,425	1,157,254
Change in Cash (1)	-	(460,937)	(283,658)	183,857	(306,200)
Total Debt + Investor Obligation	3,183,208	2,967,050	2,687,851	2,848,249	2,597,554
Change in Total Debt + Investor Obligations (2)	-	(216,158)	(279,199)	160,399	(250,695)
Other investments	64,241	329,524	332,711	332,711	426,509
Change in Investments (3)	-	265,284	3,187	-	93,798
Cash Generation in the Period (1) - (2) + (3)	-	20,505	(1,273)	23,488	38,293
Final Cash Generation	-	20,505	19,233	42,721	81,014

Cash Flow relative to the Fiscal Year Ended December 31, 2013 compared to 2012

Operating activities

In 2013, net cash verified in operations totaled R$297.7 million, compared to R$384.9 million in 2012.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments, was R$53.5 million in 2013.

Financing activities

The cash burn registered by financing activities in 2013 totaled R$568.1 million, compared to a generation of R$162.1 million in 2012.

Below is the change in cash during the year:

Cash Generation
	4Q12	1Q13	2Q13	3Q13	4Q13
Cash	1.248.231	1.146.176	1.101.160	781.606	2.024.163
Change in Cash (1)		(102.055)	(45.016)	(319.555)	1.242.558
Total Debt + Investor Obligation	3.618.845	3.602.105	3.620.378	3.639.707	3.183.208
Change in Total Debt + Investor Obligations (2)		(16.740)	18.273	19.329	(456.499)
Investments (Share Buyback + AUSA Transaction)	-	-	35.634	406.632	(1.114.281)
Change in Investments (3)	-	-	35.634	370.998	(1.520.912)
Cash Generation in the Period (1) - (2) + (3)	-	(85.315)	(27.655)	32.114	178.144
Final Cash Generation	-	(85.315)	(112.970)	(80.855)	97.289

10.2.

a) the company’s operating results

Description of any significant revenue items

The Company’s revenues come mainly from the development and sale of real estate properties. To a lesser extent, it also earns revenue from providing real estate services, such as construction, technical and real estate management to third parties.

	2014	2013	2012
Development, sale of real estate properties and services of construction to third parties	2,265,189	2,618,737	3,992,209
Provisions for terminations	69,479	81,122	252,993
Deductions of net income	(174,670)	(218,648)	(291,920)
Total of liquid revenue	2,150,998	2,481,211	3,953,282

Factors that materially affected the operating results

Net operating revenues were down 4.61% for the fiscal year ended December 31, 2012 year-over-year, partly due to the recognition of revenue from pre-sales in previous years, and the re-presentation of balances, with the reclassification of Alphaville’s Net Revenue to Revenue from Operations Held for Sale. Revenue recognized in 2011 was negatively impacted by the revision of all construction works cost budgets and of the whole customer portfolio of Tenda.

Net operating revenues were down 11.5% for the fiscal year ended December 31, 2013 year-over-year, due to the lower number of launches compared to 2012 and 2011, and to the volume of deliveries, which generates a lower recognition of revenue from pre-sales in prior periods.

For the fiscal year ended December 31, 2014, net operating revenue decreased by 13.3% compared to 2012 due to the lower volume of launches in the last two years in the Gafisa segment. During the year, the Gafisa brand accounted for 73% of net revenue and Tenda for the remaining 27%.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

The Company recognizes revenue from real estate developments according to their construction, based on a financial calculation of project completion and not at the moment that the sale contract is signed.  The main impacts on revenue variations between the 2014, 2013 and 2012 fiscal years are changes in sales volumes and the Company’s introduction of new products and services, as well as a detailed review of the Company’s operations and strategy in 2011.

The reduction by 13.3% of net revenues in 2014 compared to 2013 is due to Gafisa segment’s lower volume of launches in the last two years and the consequent lower revenue recognition for the progress of projects for sale from previous periods.

The decrease of 11.5% in revenues in 2013 year-over-year is due to the lower number of launches compared to 2012 and 2011, and to the volume of deliveries, which generates a lower recognition of revenue from pre-sales in prior periods..

The decrease of 4.61% in net operating revenues in 2012 year-over-year, is partly due to the recognition of revenue from pre-sales in previous years, and the re-presentation of balances, with the reclassification of Alphaville’s Net Revenue to Revenue from Operations Held for Sale.

R$ ‘000	2014	2013	2012	2014 vs 2013	2013 vs 2012
Contracted Sales	1,207,013	1,451,603	2,633,104	-16.8%	-44.9%
Launches	1,636,311	1,424,117	2,951,161	14.9%	-51.7%
Net revenue	2,150,998	2,481,211	2,805,086	-13.3%	-11.5%

c) impact of inflation, variation in the prices of the company’s main inputs and products, exchange rates and interest rates on the company’s operating and financial results

As mentioned in item 5.1 of the Reference Form, the main indexers used in Company’s business plan are the INCC, IGP-M, CDI and TR:

INCC (National Building Cost Index): most of the Company’s costs and its entire revenue portfolio from unfinished projects are adjusted according to this index. Hypothetically, an increase of 1% in the INCC would represent an increase of R$2.362 million in the Company's operating income based on the current level of assets linked to this index.

IGP-M (General Market Price Index): the Company’s entire revenue portfolio from completed projects is adjusted according to this index. Hypothetically, an increase of 1% in the IGP-M would not represent a significant variation in the Company's operating income based on the current level of assets linked to this index.

CDI (Interbank Deposit Certificate): all of the Company’s financial investments and roughly 50% of total indebtedness are pegged to the CDI. Hypothetically, an increase of 1% in the CDI would represent a decrease of R$701,000 in the Company's financial results based on the current level of indebtedness linked to this index.

TR (Reference Rate): approximately 60% of the Company’s total debt is indexed to the TR. Hypothetically, an increase of 1% in the TR would represent a decrease of R$83,000 in the Company's financial results based on the current level of indebtedness linked to this index.

Exchange rates: the Company does not have any debts or amounts receivable denominated in foreign currency, and none of the Company’s significant costs are denominated in foreign currency.

10.3. Significant events and impacts on the company’s financial statements and results:

a) introduction or disposal of operations

The Company operates in practically all income segments of the Brazilian residential real estate market and has an appropriate business platform to execute its future plans.

On February 7, 2014, the Company announced that the Board is studying a potential separation of the Gafisa and Tenda business units into two public and independent companies. The separation would be the next step in a comprehensive plan initiated by management to enhance and reinforce the ability of each business to generate value.

b) establishment, acquisition or disposal of shareholdings

Over the past three years, the main relevant events related to the constitution, acquisition or disposal of equity interest refers to the former subsidiary Alphaville Urbanismo S.A..

In June 2013, the Company entered into the "Stock Purchase and Sale Agreement" with Private Equity AE Investimentos e Participações S.A., a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisors L.P., for the sale of the majority interest held by the Company in Alphaville Urbanismo S.A, a residential community development company, focusing on the identification, development and sale of high quality residential communities in Brazilian metropolitan areas, with a target audience belonging to high and medium class families.

In July 2013, the third and final step for the acquisition of all the shares of EVP Participações S.A. (formerly Alphaville Urbanismo S.A.) – the main asset of which consisted of shares representing 20% of the stock capital of Alphaville Urbanism SA – by Construtora Tenda S.A., a subsidiary of the Company, was completed. As a result, the partners of EVP Participações S.A., Renato de Albuquerque and Nuno Lúis de Carvalho Lopes Alves, received an amount corresponding to R$366,661,985.11, paid by the Company in local currency. Following the completion of this transaction, the Company holds, directly and indirectly, 100% of the stock capital of Alphaville Urbanismo S.A..

On December 9, 2013, the Company and Construtora Tenda S.A. announced the completion of the sale of Alphaville Urbanismo S.A., through the sale of a 50% interest by the Company and a 20% interest by Construtora Tenda S.A. to Private Equity AE Investimentos e Participações S.A.. With the completion of this transaction, Alphaville Urbanismo S.A.’s capital is now composed as follows: (i) 70% held directly by Private Equity AE Investimentos e Participações S.A.; and (ii) 30% held by the Company – 10% of capital held directly, and the remaining 20% indirectly through Shertis Empreendimentos e Participações S.A.. In October 2014, Shertis Empreendimentos e Participações S.A. was merged into the Company, which became a direct holder of 30% of the stock capital of Alphaville Urbanismo S.A..

c) exceptional events or operations
There were no exceptional events or operations.

10.4.

a) significant changes in accounting practices

Pronouncements (new or revised) and interpretations adopted starting on January 1, 2014 and new and revised standards and interpretations already issued but not yet adopted

Pronouncements (new or revised) and interpretations adopted starting January 1, 2014

The Company adopted all pronouncements (new or revised) and interpretations issued by the CPC, applicable to its operations,  that were in force on December 31, 2014.

The pronouncements (new or revised) and interpretations listed below, which were issued by CPC and deliberated by CVM, have mandatory application for the fiscal years beginning on or after January 1, 2014. They are:

•            OCPC 07 – Disclosure in the Release of Accounting and Financial Reports for General Purposes  – CVM Resolution 727 of November 11, 2014;

The purpose of the resolution is to address the basic requirements of the preparation and disclosure of accounting and financial reporting releases for general purposes. It provides for the disclosure of information in annual and interim accounting and financial statements, in particular those contained in the explanatory notes.

The standard verifies if the information is relevant for external users. They are relevant if they influence the decision making process of investors and creditors. Consequently, the irrelevant information should not to be disclosed.

•            ICPC 09 (R2) – Individual, separate and consolidated financial statements and application of the Equity Method – CVM Resolution 729 of November 27, 2014.

The purpose of the review of ICPC 09 is mainly due to the issuance of the technical pronouncements CPC 18 (R2), CPC 19 (R2) and CPC 36 (R3), in accordance with the alterations made by the International Accounting Standards Board (IASB) in the international accounting standards IAS 28, IFRS 10 and IFRS 11. Other items were also reviewed in order to adjust their text to the current needs and keep them in line with international standards.

•            ICPC 19 – Taxes – CVM Resolution 730 of November 27, 2014;

The Interpretation is correlated with IFRIC Interpretation 21 – Levies, issued by the International Accounting Standards Board (IASB). The document provides for the accounting obligation to pay a tribute, if it is in the scope of IAS 25 and also addresses the accounting requirement to pay tributes at the right time and value.

•            Alteration of CPC 01/IAS 36 – "Reduction in Impairment of Assets" on the disclosure of impairment of non-financial assets. This alteration eliminates certain disclosures of the impairment of Cash Generating Units (CGU) that had been included in IAS 36 with the issuance of IFRS 13.

•            Alteration of CPC 39/IAS 32 – "Financial Instruments: Presentation" on compensation of financial assets and liabilities. This amendment clarifies that the countervailing duty should not be contingent on a future event. It must also be legally applicable to all counterparties in the normal course of business, as well as in case of default, insolvency or bankruptcy. The alteration also considers settlement arrangements.

•            Review of the Technical Pronouncement nº 07 – "Equity Method in Separate Financial Statements", alters the text of CPC 35 – "Separate Financial Statements" to incorporate amends made by the IASB in the IAS 27 – Separate Financial Statements, which will enable the adoption of the equity method in subsidiaries in separate financial statements, aligning Brazilian accounting practices with international accounting standards. For IFRS purposes, the changes to IAS 27 have been early adopted.

There are no other standards and interpretations issued and not yet adopted that, according to the Management, have a significant impact on net income or equity disclosed by the Company.

Standards and new and revised interpretations issued and not yet adopted on December 31, 2014

•            IFRS 9 – "Financial Instruments", addresses the classification, measurement and recognition of financial assets and liabilities.

The normative review on financial instruments consists of three phases:

Phase 1: Classification and measurement of financial assets and liabilities

Regarding the classification and measurement in accordance with IFRS 9, all recognized financial assets that are currently included in the scope of IAS 39, are subsequently measured at amortized cost or at fair value.

Phase 2: Impairment Reduction Methodology

The impairment reduction model of IFRS 9 reflects the expected credit losses, instead of incurred credit losses pursuant to IAS 39. According to the impairment reduction approach in IFRS 9, it is no longer necessary that a credit event has occurred before the recognition of credit losses. Instead, an entity always accounts for expected credit losses and the changes in these expected credit losses. The value of expected credit losses should be updated at each financial statement date to reflect changes in credit risk since the initial recognition.

Phase 3: Hedge Accounting

The hedge accounting requirements introduced by IFRS 9 maintain the three types of hedge accounting mechanism in IAS 39. Furthermore, the new standard brought greater flexibility regarding the types of transactions eligible for hedge accounting, specifically the expansion of the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items eligible for hedge accounting. In addition, the effectiveness test was renovated and replaced by the principle of "economic relationship". The retrospective evaluation of the effectiveness of the hedge is no longer needed. Additional disclosure requirements related to risk management activities of an entity were introduced.

The resolution is effective for annual periods beginning on or after January 1, 2018. Its early adoption, although encouraged by the IASB, is not permitted in Brazil by the Brazilian Accounting Standards Committee (CPC – Comitê de Pronunciamento Contábeis).

•            IFRS 15 – Revenue from customer contracts

On May 28, 2014, the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) issued new requirements for revenue recognition in both the IFRS and the U.S. GAAP, respectively. The IFRS 15 – Customer Contract Revenue requires an entity to recognize the amount of revenue reflecting the consideration which is expected in exchange for control of those goods or services. The new standard will replace most of the detailed guidance on revenue recognition that currently exists in the IFRS and the U.S. GAAP, when adopted. The application is required for annual periods beginning on or after January 1, 2017. Its earlier adoption is permitted for IFRS purposes and not allowed locally before harmonization and approval by the CPC and CVM.

The Company is evaluating the effects of IFRS 15 and IFRS 9 on its financial statements and has not yet completed its analysis to date, and can not estimate the impact of the adoption of these standards.

No other IFRS standards or IFRIC interpretations that have been effective could have a significant impact on the Company.

Pronouncements (new or revised) and interpretations adopted from 2013 or applicable from January 1, 2014 and 2015

Pronouncements (new or revised) and interpretations adopted from January 1, 2013

The Company adopted all pronouncements (new or revised) and interpretations issued by the CPC, applicable to its operations that were effective on December 31, 2013.

The Pronouncements (new or revised) and interpretations listed below, issued by the CPC and resolved on by the CVM, have mandatory application for the fiscal years beginning on or after January 1, 2013. They are:

•            CPC 18 (R2) – Investment in Subsidiaries, Affiliates and Joint Ventures – CVM Resolution 696 of December 13, 2012;

•            CPC 19 (R2) – Joint Ventures – CVM Resolution 694 of November 23, 2012;

•            CPC 33 (R1) – Benefits and employees – CVM Resolution 695 of December 13, 2012;

•            CPC 36 (R3) – Consolidated Statements – CVM Resolution 698 of December 20, 2012;

•            CPC 44 – Combined Financial Statements – CVM Resolution 708 of May 2, 2013;

•            CPC 45 – Disclosure of shareholdings in other entities – CVM Resolution 697 of December 13, 2012;

•            CPC 46 – Fair value measurements – CVM Resolution 699 of December 20, 2012; and

•            OCPC 06 – Presentation of Pro Forma Financial Information – CVM Resolution 709 of May 2, 2013.

Of the pronouncements listed above, the only ones that impacted the Company were the CPC 19 (R2), and, consequently, the CPC 18 (R2) and the CPC 36 (R3). Those standards require that the subsidiaries are fully consolidated from the date of control acquisition, and continue to be consolidated until the date that control is ceased, excluding joint ventures with other entities, which should be valued using the equity method in the separate and consolidated financial statements.

There are no other standards and interpretations issued and not yet adopted that, according to management, have a significant impact on net income or equity disclosed by the Company.

Pronouncements (new or revised) and interpretations applicable for fiscal years beginning on or after January 1, 2014 and 2015

•            IFRIC 21 – "Taxes", issued in May 2013. IFRIC 21 clarifies when an entity should recognize an obligation to pay fees in accordance with the law. The requirement should only be recognized when the occurrence of the event that generates the obligation. This interpretation is applicable from January 1, 2014.

•            IFRS 9 – "Financial Instruments", addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces parts of the IAS 39 relating to classification and measurement of financial instruments.

The IFRS 9 requires the classification of financial assets into two categories: measured at fair value and measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the standard maintains most of the requirements established by the IAS 39. The main change is that in cases where the fair value option is adopted for financial liabilities, the change in fair value due to the risk of the entity's own credit is recorded in other comprehensive income and not in other income statement, except when it results in accounting mismatch. The Company is assessing the impact of IFRS 9.

These standards were issued but are not yet effective for 2013. Its early adoption, although encouraged by the IASB, is not permitted in Brazil by the Brazilian Accounting Standards Committee (CPC – Comitê de Pronunciamento Contábeis).

b) Material effects of the changes in accounting practices

For the fiscal year ended December 31, 2014, the adoption of the pronouncements did not significantly impact the Company's financial statements.

The Company is evaluating the effects of the IFRS 15 and the IFRS 9 on its financial statements and has not yet completed its analysis to date and can not estimate the impact of the adoption of this standard.

For the fiscal year ended December 31, 2013, as mentioned on item 10.4.a, of the above listed pronouncements, the only ones that impacted the Company were the CPC 19 (R2) and, consequently, the CPC 18 (R2) and the CPC 36 (R3). Those standards require that the subsidiaries are fully consolidated from the date of control acquisition, and continue to be consolidated until the date that control is ceased, excluding joint ventures with other entities, which should be valued using the equity method in the separate and consolidated financial statements.

The financial statements of subsidiaries and joint ventures are prepared for the same fiscal year that the parent company’s financial statements, using accounting policies in line with those adopted by the Company. For the consolidation, the following criteria were adopted:

(i)         elimination of investments in subsidiaries and equity in their results;

(ii)       elimination of the profits from transactions between consolidated companies, as well as the corresponding balances of assets and liabilities; and

(iii)      the value of the minority interest is calculated and shown separately.

The following joint ventures, which until December 31, 2012 were accounted for in the consolidated statements by the proportional consolidation method, started to be accounted for using the equity method as of January 1, 2013 and the periods corresponding presented in these financial statements.

	% - Interest
Portfolio	2013	2012
Gafisa SPE 48 S.A. (**)	80%	80%
Sítio Jatiuca Emp Im.SPE Ltda.	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 71 Emp. Imob. Ltda. (**)	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%
Manhattan Square Emp. Imob. Residencial. 1 SPE Ltda.	50%	50%
Jardim da Barra	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda. (**)	80%	80%
Costa Maggiore Emp. Imob. Ltda	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda. (**)	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%
Grand Park - Parque das Aguas Emp Im Ltda.	50%	50%
Other (*)	Various	Various

(*) Includes companies with a balance of investments of less than R$ 5,000.

(**) In the adoption of the CPC 18 (R2) – Investments in Associates, Subsidiaries and Joint Ventures, after analysis of corporate and historical decisions acts, the Company identified that does not have control of these companies, after applying the equity method.

For comparison purposes, the corresponding balances of December 31, 2012 and the opening balance of January 1, 2012 have been adjusted considering the change of accounting practice. As required by the CPC 23 – Accounting Policies, Estimates Changes and Error Correction, the retrospective effects of the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3) are stated as follows:

	Parent Company			Consolidated
	Balances originally reported on 12/31/2012	Impact of the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3) (a)	Balances after the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3)	Balances originally reported on 12/31/2012	Impact of the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3)	Balances after the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3)
Balance sheet
Current assets	2,193,251	-	2,193,251	7,218,690	(812,650)	6,406,040
Non-current assets	638,005	-	638,005	1,575,371	(191,886)	1,383,485
Investments	3,547,195	(9,059)	3,538,136	-	646,812	646,812
Property, plant and equipment and intangible assets	56,755	-	56,755	276,933	(701)	276,232
Total assets	6,435,206	(9,059)	6,426,147	9,070,994	(358,425)	8,712,569

Current liabilities	1,710,192	-	1,710,192	2,879,590	(238,306)	2,641,284
Non-current liabilities	2,180,510	-	2,180,510	3,499,037	(113,581)	3,385,456
Total liabilities	3,890,702	-	3,890,702	6,378,627	(351,887)	6,026,740
Shareholders’ equity	2,544,504	(9,059)	2,535,445	2,692,367	(6,538)	2,685,829
Total liabilities and shareholders’ equity	6,435,206	(9,059)	6,426,147	9,070,994	(358,425)	8,712,569

	Parent Company				Consolidated
	Balances originally reported on 12/31/2012	Impact of the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3) (a	Impact of the adoption of the CPC 31	Balances after the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3)	Balances originally reported on 12/31/2012	Impact of the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3)	Impact of the adoption of the CPC 31	Balances after the adoption of the CPCs 18 (R2), 19 (R2) and 36 (R3)
Income Statement
Net operating revenue	1,202,980	-	-	1,202,980	3,953,282	(363,014)	(785,182)	2,805,086
Operating costs	(906,310)	-	-	(906,310)	(2,941,025)	287,150	377,071	(2,276,804)
Operating revenue (expense)	(327,582)	-	-	(327,582)	(840,452)	13,535	161,710	(665,207)
Equity pick-up	75,711	(2,539)	(97,421)	(24,249)	-	63,335	(7,732)	55,603
Financial results	(172,116)	-	-	(172,116)	(206,940)	(8,911)	35,588	(180,263)
Income tax and social contribution	2,813	-	-	2,813	(41,228)	6,589	14,417	(20,222)
Minority shareholders	-	-	-	-	(48,141)	(1,223)	-	(49,364)
Discontinued operating result	-	-	97,421	97,421	-	-	204,128	204,128
Net profit for the year	(124,504)	(2,539)	-	(127,043)	(124,504)	(2,539)	-	(127,043)

Cash flow
Operating activities	556,274	(5,640)	-	550,634	650,945	(33,208)	(232,867)	384,870
Financing activities	(266,411)	5,640	-	(260,771)	161,488	10,336	(9,744)	162,080
Investment activities	(226,253)	-	-	(226,253)	(322,894)	(104,014)	242,611	(184,297)

Value added statement
Net value added generated by the entity	369,680	92,258	-	461,938	1,020,761	(557,005)	364,329	828,085
Value added received in transfer	94,005	(99,961)	-	(5,956)	80,629	5,752	25,041	111,422
Total value added to distribute	463,685	(7,703)	-	455,982	1101,390	(551,253)	389,370	939,507

(a)       Amount regarding the financial costs capitalized in joint ventures, which are now accounted for using the equity method.

There are no other standards and interpretations issued and not yet adopted that, according to management, have a significant impact on net income or equity disclosed by the Company.

c) reservations and emphasis in the auditor’s report

The independent auditors’ report on the financial statements for the fiscal year ended December 31, 2014, 2013 and 2012 contains no restrictions.

The independent auditors’ report on the financial statements for the fiscal year ended December 31, 2014 emphasized the fact that the separate and consolidated financial statements have been prepared in accordance with the IFRS applicable to real estate development entities, which also considers the Guidance OCPC04 issued by the Brazilian Accounting Standards Committee. This guidance addresses the recognition of revenue from this sector and covers issues related to the meaning and application of the concept of continuous transfer of risks, benefits and sale control of real estate units, as it is further detailed in Note 2.2.2 of the financial statements. The independent auditors’ report is not modified due to this matter.

The report of the independent auditors on the financial statements for the fiscal year ended on December 31, 2013 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2.1 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Standards Committee which addresses recognition of revenue for this sector. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). Furthermore, due to the project to publish a revised standard for revenue recognition, IFRIC is discussing this matter, arguing that the concept of revenue recognition is addressed in the standard currently under discussion. Thus, it is expected that the matter be finalized only after publication of the revised standard for revenue recognition.

The report of the independent auditors on the financial statements for the fiscal year ended December 31, 2012 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2.1 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Standards Board which addresses recognition of revenue for this sector. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). Furthermore, due to the project to publish a revised standard for revenue recognition, IFRIC is discussing this matter, arguing that the concept of revenue recognition is addressed in the standard currently under discussion.  Thus, it is expected that the matter be finalized only after publication of the revised standard for revenue recognition.

10.5. Critical Accounting Policies of the Company:

The separate financial statements, identified as "parent company", were prepared in accordance with accounting practices adopted in Brazil issued by the Accounting Standards Committee (CPC) and are disclosed together with the consolidated financial statements.

The fact that the accounting practices adopted in Brazil applicable to the parent company’s financial statements from 2014 do not differ from the IFRS applicable to separate financial statements, as the IFRS started to allow the application of the equity method in subsidiaries in the separate financial statements, means that they are also in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Standards Committee (CPC), endorsed by the Brazilian Securities Commission (CVM) and according to the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Specifically, the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil, including Orientation OCPC 04 – Application of Technical Interpretation ICPC 02 to Brazilian real estate entities regarding to the processing of recognition of revenue from this sector and involves matters relating to the application of the concept of continuous transfer of risks, benefits and control in the sale of real estate units.

The financial statements were prepared in the normal course of business. The Management conducts a review of the Company's ability to continue its activities during the preparation of financial statements. The Company is compliant in relation to the debt clauses on the issue date of these financial statements.

All amounts reported in these financial statements are expressed in thousands of reais, unless otherwise indicated.

Consolidated financial statements

The Company’s consolidated financial statements include the financial statements of Gafisa, its direct and indirect subsidiaries. The Company controls an entity when it is exposed or has rights to variable returns resulting from its involvement with the organization and has the ability to interfere with these returns because of the power it exercises over the entity. The existence and the effects of potential voting rights, that are currently exercisable or convertible, are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date that control is transferred and are no longer consolidated from the date that control ceases.

The accounting practices were equally applied in all subsidiaries included in the consolidated financial statements and their fiscal year is the same as the Company.

Functional and presentation currency

The separate (parent company) and consolidated financial statements are presented in Reais (presentation currency), which is also the functional currency of the Company and its subsidiaries.

Presentation of information by segment

The information by operating segment is in line with the internal reporting provided to the main operating decision makers, represented by the Executive Board and Board of Directors, who are responsible for allocation of resources, performance evaluation of the operating segments and strategic decisions.

Judgments, estimates and accounting premises

Estimates and accounting judgments are continually evaluated and are based on historical experience and other factors, including future events expectations that are considered reasonable under the circumstances.

(i)                  Judgments

The preparation of the Company’s separate and consolidated financial requires that the Management make certain judgments and estimates, as well as adopt premises that affect the values presented for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, on the base date of the financial statements.

(ii)                Estimates and premises

Assets and liabilities subject to estimates and premises include the provision for impairment of assets, transactions with stock-based payments, litigation provision, fair value of financial instruments, measurement of budgets for projects, deferred asset taxes, among others.

The main premises related to the sources of uncertainty regarding future estimates and other important doubts about estimates on the date of the balance sheet and that could result in different values to those booked, are discussed below:

a)     Impairment of assets

Management reviews, on annual basis or whenever a specific event occurs, the accounting value of the assets to evaluate events or changes in the economic, operating or technological conditions that might indicate deterioration or loss of recoverable value. Upon identification of impairment and if the net book value exceeds its recoverable value, a provision is created, adjusting the net book value to the recoverable value. Those losses are entered into the fiscal year’s result upon their identification. The impairment test of intangible assets with undefined useful life and premium for expectation of future profitability is carried out once a year and/or when the circumstances indicate loss by devaluation of the accounting value.

The cash flows are derived from the budget for the next five years and do not include reorganization activities that the Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit subject to the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

The net sales value is determined, whenever possible, based on a firm sales agreement in a transaction under commutative bases between knowing and interested parties, adjusted by expenses attributable to the sale of the asset or, when there is no firm sales agreement, based on the market price from an active market, or on the prices of the most recent transaction with similar assets.

b)     Transactions with stock-based payments

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of the equity instruments on the date they are granted. The estimated fair value of payments made with shares requires the use of a valuation model more suited to the granting of such equity instruments and that depends on the terms and conditions they are offered under. This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding premises. The premises and models used to estimate the fair value of stock-based payments are disclosed in Note 19.3 of the Company's Financial Statements.

c)     Provision for lawsuits

The Company recognizes a provision for ongoing/pending tax, labor and civil cases. The estimate of the probability of loss includes the evaluation of all the evidence available, the legal hierarchy, available jurisprudence, the most recent and pertinent decisions in the courts and their relevance to the ruling in question, as well an opinion from external counsel. The provisions are revised and adjusted to take any changes in circumstances into account, such as the statute of limitations, completion of tax audits or additional exposure identified based on new matters or court rulings. The settlement of the transactions involving these estimates may result in values different than those estimated as a result of the imprecision inherent in the process of determining their value. The Company revises its estimates and premises at least annually.

There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. The Company and its subsidiaries are subject, in the normal course of business, to investigations, audits, lawsuits and administrative proceedings in civil, tax and labor matters.

d)     Fair value of financial instruments

When the fair value of financial assets and liabilities presented on the balance sheet cannot be obtained from the relevant market, it is determined using technical evaluation methods, including the discounted cash flow method.

The data for these methods is based on those practiced in the market, as and when possible. However, when this is not feasible, discretion is required to establish the fair value. This judgment includes considerations about the data used such as, for example, interest rate, liquidity risk, credit risk and volatility. Changes in the premises concerning these factors may affect the fair value of the financial instruments presented.

e)      Budgeted Project Costs

The total budgeted costs, mainly comprised of the costs incurred and expected to be complete when the construction work is concluded, are regularly revised during the course of the project and any adjustments identified based on that review are reflected in the Company’s results. The effect of these reviews on the estimates affects the result.

f)       Realization of the deferred income tax

The initial and following analyses of the realization of deferred income tax occur when is it probable that the taxable profit of the next years will be available for offsetting the deferred tax asset based on results forecasts prepared and based on internal assumptions and future economic scenarios that enable their total or partial use.

A summary of the financial information related to Company’s main accounting practices is shown below.

Revenue and expense recognition

(i)             Determination of profit or loss from the development and sale of property

(a)       For payments made for completed units, the result is appropriated when the sale is made, independent of the contractual term for these receivables.

(b)       For sales of incomplete units, the following procedures are observed:

•            The cost incurred (including the cost of land and other expenses directly related with inventory formation) corresponding to the units sold is fully appropriated in the result. For units not yet sold, the cost incurred is appropriated to inventory.

•            Sales revenues are stated in the result, using the percentage of completion method for each project, and this percentage is calculated based on the cost incurred in relation to the total budgeted cost of the respective project;

•            The amounts of sales revenue recognized which are higher than the values effectively received from clients are booked under “Accounts Receivable from services provided” in current or long-term assets; The amounts received related to the sale of units which are higher than the recognized revenue values are booked under the item: “Obligations for property purchases and client advances”;

•            The interest and monetary restatement over the balance of accounts receivable after the keys are delivered, as well as the adjustment to present value of the balance of accounts receivable are appropriated to the result of contracted sales and property sales as and when incurred, observing the accrual basis of accounting for the fiscal years “pro rata temporis”;

•            The financial charges on accounts payable arising from the acquisition of land and directly related to construction financing are capitalized and registered to inventory of properties for sale and appropriated to the cost incurred with units under construction until completion, observing the same appropriation criteria of the real estate development cost in proportion to units sold under construction;

•            The tax levied and deferred on the difference existing between the real estate revenue and the accumulated revenue subject to taxation are calculated and included in the accounting upon recognition of this revenue difference.

•            Other revenue and expenses, including advertising and publicity, are booked in the result when incurred.

(ii)           Construction services provided

Revenue derived from real estate services provided are recognized as the services are rendered and are linked to the activity of construction management for third parties and technical consulting.

(iii)         Swap operations

A land swap is intended for the receipt of third party land for settlement by delivery of real estate units or the transfer of installments from sales of real estate units. The land acquired by the Company and its subsidiaries is registered based on its fair value, as a component of the inventory, in a contra account to advances from clients. The revenues and costs derived from swap operations are appropriated into the result throughout the construction period, as previously mentioned in item (b).

Accounts receivable from services provided

The present and realized values are disclosed. The classification between current and non-current is made based on the expected maturity of the contract’s installments.

The outstanding installments are adjusted based on the National Building Cost Index (INCC) for the construction phase of the project and by the General Market Price Index (IGP-M) plus interest of 12% per year after the date of delivery of completed units.

The adjustment to present value is calculated from the time of signing the contract and the expected date of delivery of keys to the prospective buyer, using a discount rate represented by the average rate on loans obtained by the Company, net of the inflationary effect.

The reversal of adjustment to present value, considering that an important part of the Company's operating environment is to finance its customers until the delivery of the keys, was held, being offset by real estate development revenues, consistently in line with accrued interest on the accounts receivable portion related to the "post-keys".

Properties for sale

The Company also acquires land for future developments, with payment conditions in local currency or through swap operations, in which, in exchange for the land, it agrees to: (a) transfer of installments from sales of real estate units of the projects; or (b) deliver real estate units under development. The land acquired through swap operations is stated at fair value of the units to be delivered and the revenue and costs are recognized following the criteria described above.

The properties are stated at construction cost and reduced by provisions when such value exceeds their net realizable value. In the case of properties under construction, the portion in inventory corresponds to the cost incurred of units not yet sold. The cost incurred comprises construction spending (materials, own labor force or outsourced and others), the costs of legalization of land and development, the cost of land and financial charges applied in the project incurred during the construction phase.

The classification of land between current assets and non-current assets is performed by the Management based on the expected term for the launch of real estate projects. The Management periodically reviews the estimates of launches of real estate projects.

The accounting practices have been applied consistently in all subsidiaries and joint ventures included in the consolidated financial statements and the fiscal year of these companies coincides with that of the Company.

10.6. Internal controls adopted to ensure the reliability of the financial statements:

a) efficiency of such controls, indicating possible flaws and the steps taken to rectify them

The Company’s Management, and especially the Chief Executive Officer and the Chief Financial and Investor Relations Officer, is responsible for implementing and maintaining a suitable internal control structure for the preparation of the financial statements.

The internal controls over the preparation of the Financial Statements are evaluated to ensure a reasonable level of confidence as to the reliability of the accounting information and the preparation of the financial statements in accordance with Brazilian accounting practices for outside disclosure. The Company’s internal controls over the preparation of the financial statements include policies and procedures that: (i) reflect precisely and appropriately the Company’s transactions and asset disposal; (ii) provide a reasonable degree of confidence that the transactions are recorded in such a way as to enable the preparation of the financial statements in accordance with Brazilian accounting practices and that the Company’s receipts and payments are in strict compliance with the authorizations granted by the Company’s management; and (iii) provide a reasonable degree of confidence regarding the timely prevention or detection of any unauthorized acquisition, use or disposal of Company assets that could have a material effect on the financial statements.

Due to their inherent limitations, the internal controls over the preparation of the financial statements could fail to identify or prevent errors.

The Company’s Management performed an assessment of the internal controls on the preparation of the Financial Statements as at December 31, 2014, based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and, according to said methodology, concluded that, as of December 31, 2014, the Company’s Internal Control structure for the preparation of the Financial Statements in BRGAAP was considered to be effective.

Finally, it should be pointed out that the Company meets all the corporate governance requirements of the BM&FBOVESPA’s Novo Mercado and Section 404 of the Sarbanes-Oxley Act.

b) shortcomings and recommendations regarding internal controls mentioned in the independent auditor’s report

The Company’s independent auditors identified needs to improve certain internal controls while auditing the financial statements for 2014. The Company is currently analyzing together with the independent auditors is discussing with the Auditors the shortcomings identified in the tests so as to correct classify their relevance. By the management's judgment, none of the improvement needs could cause misstatement in the financial statements, but it should be noted that the independent auditors’ Final Report had not yet been completed at the time of the Management Proposal disclosure of the Company's Annual General Meeting.

In compliance with the Circular Letter CVM/SNC/SEP nº 1, we reported that there were no problems or recommendations on internal controls in relation to construction budgets and revenue recognition, perceived by auditors during the construction listed in the Reference Form.

10.7. Factors relating to any public offering of marketable securities:

a) how the proceeds from the offering were used

The resources from the debenture issues until 2010 were allocated to reinforcing working capital, that is, to finance the construction of residential units in real estate developments. In the fiscal years 2012 and 2013, the Company has not issued debentures.

The resources from the Promissory Notes issue in 2012 were allocated to reinforcing the Company’s working capital.

The proceeds of the 2nd Debentures Issue of subsidiary Construtora Tenda S.A. were allocated to the acquisition of the remaining interest of former subsidiary Alphaville Urbanismo S.A. before it was sold to Private Equity AE Investimentos e Participações S.A.

The net resources of the 9th Debentures Issue held in 2014, will be used in the development of selected real estate projects.

b) whether there were any significant diversions between the proposed allocation disclosed in the respective offering prospectus and the effective allocation of the proceeds
There was no significant diversion between the proposed allocation disclosed in the respective prospectus and the effective allocation of the proceeds.
c) in the event of any significant diversions, the reasons for such
Not applicable, as there were no significant diversions between the proposed allocation disclosed in the respective prospectus and the effective allocation of the proceeds.

10.8. Significant items not shown in the Company’s financial statements:

a) assets and liabilities held by the company, directly or indirectly, that do not appear on the balance sheet
The Company does not have any material assets or liabilities that are not reflected in this form and in the Company’s financial statements and the notes thereto.
b) other items not shown in the financial statements
The Company does not have any other items that are not shown in its financial statements.

10.9. Regarding each item not shown in the financial statements, as indicated in item 10.8:

a) how such items altered or could alter the revenue, expenses, operating results, net financial expenses or other items in the company’s financial statements
As explained in item 10.8, above, there are no items that are not shown in the financial statements.
b) nature and purpose of the operation
As explained in item 10.8, above, there are no items that are not shown in the financial statements.
c) nature and amount of obligations assumed and rights generated for the company as a result of the operation
As explained in item 10.8, above, there are no items that are not shown in the financial statements.

10.10. Key elements of the company’s business plan:

a) investments (including a quantitative and qualitative description of investments in course and that are foreseen, sources of investment financing and significant divestments that are in course or that are foreseen)

         i.            quantitative and qualitative description of investments that are in course or are foreseen

Net cash for 2014, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$751.95 million, mainly due to net redemption of securities of R$761.61 million and the R$49.85 million dividend received.

Net cash for 2013, generated in investing activities, including the acquisition of goods, equipment and new investments amounted to R$53.46 million, mainly due to dividend received in the amount of R$342.17 million, investment addition of R$102.64 million, and investments in goods and equipment in the amount of R$80.99 million.

The Company’s net cash in 2012, which was used for investment, including the acquisition of land bank and equipment and undertaking new ventures, was negative R$184.30 million, mainly due to investments in property and equipment in the amount of R$108.72 million.

The Company's disbursements in 2014 were mainly related to investments in goods, sales stands, software, and improvements, totaling R$88.53 million versus R$80.99 million in 2013, and a net investment in securities of R$761.61 million in 2014, compared to a net investment of R$992.94 million in 2013.

The Company’s disbursements in 2013 mainly referred to investments in goods, sales stands, software, and improvements, and totaled R$80.99 million versus R$108.73 million in 2012, and a net investment in securities of R$992.94 million in 2013, compared to a net investment of R$27.3 million in 2012.

       ii.            sources of investment financing

The Company relies on resources from the sale of treasury stock, the abovementioned corporate fundraising, debentures issues and lines of credit from the SFH (National Housing Finance Scheme).

     iii.            significant divestments that are in course or are foreseen

No significant divestments are in course or foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the company’s production capacity
There have been no acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity.
c) new products and services
There are no new products or services.

10.11. Other factors materially impacting the company’s operating performance that have not been identified or discussed in other items in this section.

All significant information relevant to this subject has been disclosed in the items above.

APPENDIX II

(As per Appendix 24 items 12.6 and 12.9 of CVM Rule 480, of December 17, 2009)

12.6.       Candidates to the Fiscal Council appointed by Management:

Management proposes the election of the following members of the Fiscal Council, whose main information is as follows:

a) Name	b) Age	c) Occupation	d) Individual Taxpayers' ID (CPF) or passport number	e) Position	f) Appointment date	g) Investiture date	h) Term of office	i) Other positions/offices	j) Appointed by Controlling Shareholder
FISCAL COUNCIL
Olavo Fortes Campos Rodrigues Junior	53	Business Administrator	CPF/MF no. 769.488.977-20	Sitting member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/16/15	Not applicable	If elected, term ends on 2016 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Peter Edward Cortes Marsden Wilson	43	Economist	CPF/MF no. 168.126.648-20	Sitting member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/16/15	Not applicable	If elected, term ends on 2016 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Luis Fernando Brum de Melo	35	Employee of the Brazilian Federal Savings Bank	CPF/MF no. 964.918.410-49	Sitting member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/16/15	Not applicable	If elected, term ends on 2016 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Marcello Mascotto Iannalfo	46	Economist	CPF/MF no. 101.947.028-39	Alternate Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/16/15	Not applicable	If elected, term ends on 2016 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Marcelo Martins Louro	43	Business administrator	CPF/MF no. 118.319.918-02	Alternate Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/16/15	Not applicable	If elected, term ends on 2016 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Laiza Fabiola Martins de Santa Rosa	34	Economist	CPF/MF no. 294.953.408-29	Alternate Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/16/15	Not applicable	If elected, term ends on 2016 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.

12.7.    Members of statutory, audit, risk, financial and compensation committees:

Not applicable

12.8.    Regarding each candidate to the Fiscal Council:

a) Resumes:

Sitting members

Olavo Fortes Campos Rodrigues Junior. He began his career at Arthur Andersen, in the auditing and consulting areas. He has experience in management of companies in the service, manufacturing, and retail industries, and worked at Carrefour, Pepsi-Cola Engarrafadora, Alcoa Brazil and Argentina, and Grupo Siciliano as CEO. In the last 5 years, he served as (i) Superintendent Officer at Grupo Papaiz, manufacturer of padlocks, locks, and window and door frame components; (ii) member of the Fiscal Council of Duke Enegy International, Geração Paranapanema S.A., company whose core activity is hydropower generation and energy trading; (iii) member of the Board of Directors of Renova Energia S.A., a publicly-held company whose core activity is the production of renewable energy. especially wind power; (iv) alternate member of the Fiscal Council  of São Carlos Empreendimentos e Participações S.A., company that specializes in equity management of commercial properties; and (v) member of the Fiscal Council of Alphaville Urbanismo S.A., whose core activity is the development of urban lots (the Company holds a 30% interest at Alphaville Urbanismo S.A.); He currently holds the following positions: (a) member of the Company's Fiscal Council; (b) member of the Fiscal Council of Construtora Tenda S.A., a publicly-held company whose core activity is the construction and development of real estate projects, and a wholly-owned subsidiary of the Company; (c) Managing Partner at OREA Consultoria Empresarial, which main activity is business management and corporate governance consulting; (v) Chairman of Fundação São Isidoro, a not-for profit foundation; and (vi)

Partner - Director of OREA Business Consulting, a company whose main activity is in business management consulting and corporate governance; and (d) President of the St. Isidore Foundation, non-profit foundation

Peter Edward Cortes Marsden Wilson. In the last five years he served as Partner responsible for the corporate finance department and restructuring of middle sized companies of Managrow Cosultoria Estratégica em Finanças Ltda.. Additionaly, he serves/served in the following management positions: (i) current member of the Board of Directors of Construtora Tenda S.A., a publicly-held company whose core activity is the construction and development of real estate projects, and a wholly-owned subsidiary of the Company (ii) current member of the Board of Directors of Banco Mercantil do Brasil S.A., banking institution; (iii) current member of Fiscal Council of B2W S.A., retail company; (iv) current member of the Fiscal Council of Bradespar S.A., investment holding of non financial institutions; (v) member of the Fiscal Council of Vivo S.A., telecom company; (vi) member of the Fiscal Council of Banco Pine S.A., banking institution; (vii) member of the Board of Directores of Confab Industrial S.A., mettalurgical company; (viii) member of the Board of Directors of Minupar Participações S.A., investment holding of companies whose core activity is the processing of pig and chicken meat; and (ix) member of the Fiscal Council of Trisul S.A., company whose core activity is the construction and development of real estate projecta, acting in the same market as the Company.

Luis Fernando Brum de Melo. In the last 5 years he served as (i) Institutional Relations Manager and Executive Manager in the Asset Management Vice-Presidency (VITER) of Caixa Econômica Federal, company whose core activity is asset management; (ii) member of the Board of Directors of Ijuí Energia S.A., a Company of the Alupar Investimento group, responsible for the implementation of the São José Hydroelectric Power Plant on the Ijuí River, in the northwestern region of Rio Grande do Sul; (iii) member of the Board of Directors of Foz do Rio Claro Energia S.A.; and (iv) member of the Company's Fiscal Council. None of the foregoing corporations is part of the Company’s economic group.

Alternate Members

Marcello Mascotto Iannalfo. In the last 5 years he served as (i) Chief Administrative and Financial Officer for Latin America of Grupo El Tejar, an agribusiness company; (ii) Chief Financial Officer of Trip Linhas Aéreas, an aviation company; (iii) Chief Administrative and Financial Officer of Termomecânica São Paulo S.A., a company whose core activity is the transformation of non-ferrous metals; (iv) Chief Administrative and Financial Officer and member of the Board of Directors of Power Transmission Industries S.A., a manufacturer of speed reducers and connections; (v) Chief Financial Officer and Chairman of the Board of Areva Transmissão e Distribuição de Energia Ltda., in Chile, Argentina, Colombia and Venezuela, a company whose core activity is the trading of power transmission and distribution equipment; (vi) shareholder in Clic Metais e Produtos Ltda., a producer of metal fittings; (vii) alternate member of the Company's Fiscal Council; (viii) current alternate member of the Fiscal Council of Construtora Tenda S.A., a publicly-held company whose core activity is the construction and development of real estate projects, and a wholly-owned subsidiary of the Company; and (ix) alternate member of the Fiscal Council of Alphaville Urbanismo S.A. for the period the board was operative. The Company holds a 30% interest at Alphaville Urbanismo S.A., a company whose core activity is the development of urban lots.

Marcelo Martins Louro. He began his career at Arthur Andersen in the auditing and consulting areas, and is alternate member of the  Fiscal Council of the Company and of Construtora Tenda S.A.. In the last 5 years, he served as (i) Chief Financial Officer and alternate member of the Fiscal Council of Alphaville Urbanismo S.A., a company whose core activity is the development of urban lots and where the Company holds a 30% interest; (ii) Chief Planning and Control Officer of Construtora Tenda S.A., a publicly-held company whose core activity is the construction and development of real estate projects, and a wholly-owned subsidiary of the Company; and (iii) Chief Financial Officer of Scalina S.A., a textile company; and (iv) Chief Investor Relations Officer of T4F Entretenimento S.A., an entertainment Company. The Company holds a 30% interest at Alphaville Urbanismo S.A., a company whose core activity is the development of urban lots and is parent company of Construtora Tenda S.A..

Laiza Fabiola Martins de Santa Rosa. She is currently Executive Director of the National Management of Funds for the Real Estate Sector of Caixa Econômica Federal, an asset management Company, which she joined in 2006, having worked in the areas of housing and commercial loans, including Asset Management Vice-Presidency of Caixa Econômica Federal, with fund management and operations structuring, Investment Funds in Participations, Investment Funds in Credit Rights and Real Estate Investment Funds. None of the foregoing corporations is part of the Company’s economic group.

b) Any administrative or judicial (including criminal) sentences entered against the executive officers or members of the Company's Fiscal Council:

Mr. Olavo Fortes Campos Rodrigues Junior represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Peter Edward Cortes Marsden Wilson represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Luis Fernando Brum de Melo represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Marcello Mascotto Iannalfo represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Marcelo Martins Louro represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Ms. Laiza Fabiola Martins de Santa Rosa represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

12.9.       Any marital relationship, de facto marriage or kinship down to the second degree between:

a) Executive officers of the Company:

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Fiscal Council of the Company themselves or between any of them and the other members of Management.

In addition, the Company’s Code of Ethics does not allow for the hiring of employees’ and/or upper management’s first degree family members (father, mother, siblings, children), spouse, cousins, uncles/aunts and nephews/nieces.

Stable relationships among employees and/or upper management is not allowed either.

b) (i) directors of the issuer and (ii) directors of direct or indirect subsidiaries of the issuer:

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Fiscal Council of the Company and directors of direct or indirect subsidiaries of the Company. In addition, the Company’s Code of Ethics does not allow for subsidiaries to hire first degree family members (father, mother, siblings, children), spouse, cousins, uncles/aunts and nephews/nieces of employees and/or upper management of the Company.

Stable relationships among employees and/or upper management of the Company and its subsidiaries is not allowed either.

c) (i) Directors of the issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Fiscal Council of the Company and direct or indirect controlling shareholders of the Company.

d) (i) Directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Fiscal Council of the Company and directors of direct or indirect parent companies of the Company.

12.10.     Information regarding the existence of any hierarchy, service agreements or control relationships in the last 3 fiscal years between directors of the Company and:

a) Any direct or indirect subsidiary of the Company:
Not applicable.
b) Direct or indirect controlling shareholder of the Company:
Not applicable.
c) If relevant, any supplier, client, debtor or creditor of the Company, of a subsidiary or parent or subsidiary company of any of such persons:

The Company’s Code of Ethics prohibits any such relationship.

In addition, the Company’s Audit Committee’s statute sets the guidelines for the Company to hire employees or former employees of the independent auditor.

APPENDIX III

(As per Appendix 24, item 13 of CVM Instruction no. 480 of December 17, 2009)

13.  MANAGEMENT COMPENSATION

13.1. Compensation practice and policy of the Board of Directors, the statutory and non Statutory Executive Officers, the Fiscal Council, the Statutory Committees and the Audit, Risk, Finance and Compensation Committees, covering the following aspects:

a. objectives of the compensation policy or practice:

The compensation policy of the Company for its managers, including members of the Board of Directors, statutory and non-statutory Directors, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Compensation is established based on market research and directly aligns the interests of the executives in question and those of the Company's shareholders.

In the case of the Directors, the existence of a variable short-term and long-term incentives (the later in the form of grant of stock option plans) practice permits the sharing of the Company's risks and results with its main executives, being characteristic of a transparent policy and aimed at achieving long-lasting results and the perpetuity of the Company.

b. breakdown of compensation, indicating:

(i)         description of compensation elements and the objectives of each one

a) Board of Directors

The members of the Board of Directors are entitled to a fixed compensation, which is established in accordance with market criteria and aims to attract professionals who contribute effectively to the results of the company; and to the stock options program, based on the Company shares.

b) Executive Board

The members of the statutory and non-Statutory Executive Officers are entitled to fixed and variable short-term compensation, and long-term incentive tranche, in the form of a stock option plan, based on the Company shares. The amounts paid in fixed compensation are close to the median market standards. The variable portion has significant representation in the total compensation, which means that the Directors share risks and results with the Company, so providing a greater alignment of interests between executives and shareholders.

The objective of the short-term variable compensation is to reward the results achieved for the year if the targets stipulated for the period were reached. By the same token, long-term incentives, based on stock options, aims at providing reward for results achieved over a longer period (generally more than 2 years. This policy aims to align the interests of the executives with those of the shareholders.

In addition to fixed and variable compensation, the Company offers its directors health plan benefits and life insurance, which are established in accordance with market standard.

It is important to emphasize that the Company has a Compensation Committee that analyses the strategy for fixed and variable compensation to be adopted, the models for granting of stock option models and the recommendations of corresponding beneficiaries of the plan, for subsequent approval by the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council, in addition to mandatory reimbursement for necessary travel and lodging expenses as a result of their function, are entitled only to a fixed compensation based on the legal minimum.

d) Committees

All the members of the Company's Committees are managers or employees, and do not receive specific compensation for the fact that they participate on the Committees.

(ii)       proportion of each element in the total compensation

In the case of the Fiscal Council and the Board of Directors, fixed compensation corresponds to 100% of the total compensation, as previously mentioned.

In the case of the Statutory Executive Officers, fixed compensation corresponds to approximately 30% of the total compensation, while for the non-Statutory Executive Officers, fixed compensation corresponds to an average of 40%. Regarding the tranche referring to variable incentives, the stock option plans (long-term) represent approximately 50%, while the part referring to the bonuses (short-term) represents approximately the other 50% – in  this case, for both the statutory and the non-Statutory Executive Officers.

The variable incentives percentages may be modified due to changes in the results presented by the Company in the period, given the component of shared risks and results inherent in the variable compensation tranche.

(iii)      methodology for the calculation and readjustment of each of the compensation elements

The amount of compensation paid by the Company to its managers and employees are periodically compared with those in the market, based on research carried out by external specialist consultants, so that they can measure their competitiveness and evaluate the possible need to carry out any adjustments to some of the components. The researches involve all positions in the Company’s structure and include companies that can or cannot be from the same segment and that have all or some of the following characteristics: similar presence as the Company, publicly-held company, national capital, high level of corporate governance and good practices of compensation and human resources.

(iv)       reasons which justify the compensation breakdown

The Company adopts a compensation breakdown model, which concentrates a significant tranche of the total compensation into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

c. main performance indicators that are taken into consideration in the determination of each compensation element:

For the determination of all the compensation items, the performance of the employee and his individual targets are taken into consideration, in accordance to what was achieved in comparison to the proposition and agreed for the year. Variable compensation is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and which contains defined targets for the period, such as for example cash flow, EBITDA and sales volume, among others.

d. how compensation is structured to reflect the improvement in performance indicators:

Any changes to the compensation items is directly linked to the performance of the individual and that of the Company and the reaching of targets in the period in question, while salary increases, the variation in salary multiples received in the form of bonuses and the quantity of options granted under the option plan are all directly linked to the performance demonstrated in the evaluated period.

e. how compensation policy or practice is aligned with the short, medium and long-term interests of the Company:

The practice adopted by the Company with regard to the various components of the total compensation is directly aligned to the short, medium and long-term interests of the Company. Fixed compensation reflects compensation in line with market practices and, as the cycle in the segment is medium and long term, the Company believes that a significant portion of compensation and variable incentives should be remitted to these periods, fully in line with the Company performance monitoring and, therefore, reaffirming the sharing of risk and results between executives and the Company.

f. Existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders:

There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders of the company.

g. Existence of any compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company:

There is no compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company.

13.2. Concerning the compensation recognized in the results of the last 3 financial years and expected for the current financial year, for the Board of Directors, the Statutory Executive Officers and the Fiscal Council:

Year 2012	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
Number of members (1)	9.00	3.00	5.83	17.83
Fixed annual compensation	1,791,001	137,940	3,923,539	5,852,480
- Pro Labore (2)	1,772,352	137,940	3,709,999	3,847,939
- Direct or indirect benefits (5)	18,649	NA	213,540	232,189
- Compensation for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable compensation	NA	NA	10,351,753	10,351,753
- Bonus	NA	NA	10,351,753	10,351,753
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares (3)	410,051	NA	6,330,745	6,740,796
Total (R$) (4)	2,201,052	137,940	20,606,037	22,945,029

Notes:

1.      The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2.      The value stated as pro-labore does not include payroll charges.

3.      The amounts presented as compensation based on shares reflect the account at cost to be realized in 2012, related to all programs granted to the Board of Directors and Statutory Executive Officers, in accordance to pricing models of Monte Carlo (traditional stock option plans) and Binomial (restricted stock option plans). The Board’s Program, granted in 2011, expired in 2012 (see item 13.4 of this Reference Form), however an amortized expense was recorded in this year.

4.      The information described in the Financial Statements presented are related to pro-labore and benefits (when applicable) of Board of Directors, Fiscal Council and Statutory Executive Officers.

5.      Benefits paid to a Member, who is a former officer of the Company, therefore keeping the Officer policy.

Year 2013	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
Number of members (1)	9.00	3.00	6.00	18.00
Fixed annual compensation	1,898,927	165,600	4,225,811	6,290,338
- Pro-Labore (2)	1,852,416	165,600	3,900,000	5,918,016
- Direct or indirect benefits (3)	46,511	NA	325,811	372,322
- Compensation for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable compensation	NA	NA	10,406,562	10,406,562
- Bonus (6)	NA	NA	10,406,562	10,406,562
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares (4)	NA	NA	7,164,377	7,164,377
Total (R$) (5)	1,898,927	165,600	21,796,750	23,861,277

Notes:

1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

4. The Variable Remuneration amounts presented are still awaiting approval.

5.The information described in the Financial Statements presented are related to pro-labore and benefits (when applicable) of Board of Directors, Fiscal Council and Statutory Executive Officers.

6. The Variable Remuneration amounts presented are still awaiting approval.

Year 2014	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
Number of members (1)	7.67	3.00	5.17	15.83
Fixed annual compensation	2,083,230	226,826	4,729,761	7,039,817
- Pro-Labore (2)	1,720,151	189,021	3,629,677	5,538,850
- Direct or indirect benefits (3)	19,049	NA	374,148	393,197
- Compensation for participation on committees	NA	NA	NA	NA
- Others	344,030	37,804	725,935	1,107,770
Description of other fixed compensation	INSS contribution (employer's obligation)	INSS contribution (employer's obligation)	INSS contribution (employer's obligation)
Annual variable compensation	NA	NA	3,412,500	3,412,500
- Bonus(4)	NA	NA	3,412,500	3,412,500
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares(5)	NA	NA	9,743,910	9,743,910
Total (R$)(6)	2,083,230	226,826	17,886,170	20,196,227

Notes:

1.         The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2.        The value stated as pro-labore does not include payroll charges.

3.         Benefits paid to a Member, during a few months, who is a former officer of the Company, therefore keeping the Officer policy.

4.         The amounts shown as bonuses are still being calculated.

5.         The amounts shown for stock-based compensation reflect the accounting cost to be measured in 2014 related to all programs granted to the Statutory Executive Officers, in accordance with the pricing models of Monte Carlo (Traditional Stock Options Program) and Binomial (Restricted Stock Options Programs).

6.         The information described in the Financial Statements presented are related to pro-labore and benefits (when applicable) of Board of Directors, Fiscal Council and Statutory Executive Officers.

Year 2015 – Forecast	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
Number of members (1)	7.00	3.00	6.00	16.00
Fixed annual compensation	2,234,827	245,520	5,642,345	8,122,692
- Pro-Labore (2)	1,862,356	204,600	4,290,000	6,356,956
- Direct or indirect benefits (3)	NA	NA	494,345	494,345
- Compensation for participation on committees	NA	NA	NA	NA
- Others	372,471	40,920	858,000	1,271,391
Description of other fixed compensation	INSS contribution (employer's obligation)	INSS contribution (employer's obligation)	INSS contribution (employer's obligation)
Annual variable compensation	NA	NA	6,581,250	6,581,250
- Bonus	NA	NA	6,581,250	6,581,250
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares	NA	NA	NA	NA
Total (R$)	2,234,827	245,520	12,223,595	14,703,942

Notes:

1.         The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2.         The value stated as pro-labore does not include payroll charges.

3.         The information described in the Financial Statements presented are related to pro-labore and benefits (when applicable) of Board of Directors, Fiscal Council and Statutory Executive Officers.

13.3. Concerning the variable compensation in the last 3 financial years and that expected for the current financial year for the Board of Directors, the Statutory Executive Officers and the Fiscal

Year 2012	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Number of members (2)	9.00	3.00	5.83	17.83
Bonus
Minimum amount set under the compensation plan	NA	NA	0	0
Maximum amounts set under the compensation plan (3)	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached	NA	NA	9,900,000	9,900,000
Effective recognized value	NA	NA	10,351,753	10,351,753
Participation on results
Minimum amount set under the compensation plan	NA	NA	NA	NA
Maximum amounts set under the compensation plan	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached	NA	NA	NA	NA
Effective recognized value	NA	NA	NA	NA

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

Year 2013	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Officers	Total
Number of members (2)	9.00	3.00	6.00	18.00
Bonus
Minimum amount set under the compensation plan (3)	n.a	n.a	0	0
Maximum amounts set under the compensation plan (4)	n.a.	n.a.	n.a	n.a
Value expected under the compensation plan - targets having been reached (5)	n.a.	n.a.	11,484,375	11,484,375
Effective recognized value	n.a.	n.a.	9,906,563	9,906,563
Participation on results
Minimum amount set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amounts set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Value expected under the compensation plan - targets having been reached	n.a.	n.a.	n.a.	n.a.

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

4. The Variable Remuneration amounts presented are still awaiting approval.

Year 2014	Board of Directors (1)	Fiscal Council(1)	Statutory Executive Officers	Total
Number of members (2)	7.67	3.00	5.17	15.83
Bonus
Minimum amount set under the compensation plan	n.a	n.a	0	0
Maximum amounts set under the compensation plan	n.a.	n.a.	5,687,500	5,687,500
Value expected under the compensation plan - targets having been reached (3)	n.a.	n.a.	3,412,500	3,412,500
Participation on results
Minimum amount set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amounts set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Value expected under the compensation plan - targets having been reached	n.a.	n.a.	n.a.	n.a.

Note:

1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

3. The amount presented is still being calculated.

Year 2015 – Forecast	Board of Directors (1)	Fiscal Council(1)	Statutory Executive Officers	Total
Number of members (2)	7.00	3.00	6.00	16.00
Bonus
Minimum amount set under the compensation plan	n.a	n.a	0	0
Maximum amounts set under the compensation plan	n.a.	n.a.	6,581,250	6,581,250
Value expected under the compensation plan - targets having been reached	n.a.	n.a.	5,265,000	5,265,000
Participation on results
Minimum amount set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amounts set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Value expected under the compensation plan - targets having been reached	n.a.	n.a.	n.a.	n.a.

Note:

1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

13.4. Concerning the compensation plan based on shares for the Board of Directors and the Statutory Executive Officers, in force at the end of the financial year and envisaged for the current financial year:

a. general terms and conditions:

Within the scope of the Company Stock Option Plan, employees and managers (“beneficiaries”) are eligible to receive call options on ordinary shares issued by the Company. In principle, all managers and employees are eligible to participate, seeing that currently 69 people, among the managers and employees, hold stock options in the Company, taking all the Option Programs together.

The first Stock Option Plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors as a meeting held on April 3, 2000 (“Option Plan 2002”). There are no further plans for options to be granted under the Option Plan 2002, whose conditions are not applicable to the granting of options currently carried out by the Company.

At a General Shareholders Meeting on February 3, 2006 a second share option plan was approved (“Option Plan 2006”), and at a General Shareholders Meeting on June 18, 2008, a third option plan was approved for shares issued by the Company (“Option Plan 2008”).  Option Plan 2006 and Option Plan 2008 establish similar terms and conditions to each other, the most important difference being the possibility instituted by Option Plan 2008 of the granting of options in the form of Restricted Stock Options, as explained further on in this report.  Option Plan 2008 is applicable to options currently granted by the Company, the general conditions of which are described below.

The Plan (thus considering Option Plan 2006 and Option Plan 2008, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has wide-reaching powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for the granting of options, establishing the specific terms and conditions applicable to each granting of A Options as part of option programs (“Programs”), in which may be defined: (i) the beneficiaries; (ii) the total number of shares in the Company that are the object of the options granted, and their division into lots; (iii) the exercise price; (iv) the lock up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received by the exercising of the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also opt to delegate its functions to a specific Committee. Currently, the Compensation Committee is responsible for analyzing and recommending all the actions related to compensation and long term incentives, for approval of the Board of Directors.

The Beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Option Contracts”), by which the Beneficiaries have the option of buying lots of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. The option contracts may include specific conditions applicable to a particular Beneficiary.

The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 days of trading on BM&FBOVESPA S.A. (the stock exchange of Sao Paulo) prior to the option granting date (”market value”), with the possibility of applying monetary correction or interest to this figure, as decided by the Board of Directors for each program.  Option Plan 2008 introduced the possibility of the Board of Directors authorizing differentiated options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01.  The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in Option Plan 2008 and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock up period, of a minimum of 2 years counting from the date of the respective option granting date. Other conditions May be established for each Program (see item “h” below, description of programs with regard to appreciation targets).  With this, Option Plan 2008 introduced the possibility of the granting of options in a new format, known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Under Option Plan 2006, 2 programs were approved, respectively at meetings of the Board of Directors on March 23, 2006 (“2006 Program”) and February 9, 2007 (“2007 Program”).

Under Option Plan 2008, 9 programs were approved, respectively at meetings of the Board of Directors on May 9, 2008 (“2008 Program”), and June 26, 2009 (“2009 Program”), December 17, 2009 (“2009 Program II”), August 4, 2010 (“2010 Program”), March 31, 2011 (“2011 Program”), July 13, 2011, in which 2 Programs were approved (“2011 Program II” and “Council Program 2011”), August 20, 2012 (“2012 Program”), May 10, 2013 (“2013 Program”) and March 14, 2014 (“2014 Program”).

The 2008 Program, the 2009 Program, the 2010 Program, the 2011 Program II, the 2013 Program and the 2014 Program were divided into 2 grants, with distinct conditions for each, described in the items below, where indicated. The 2012 Program was divided into 3 grants, also with distinct conditions for each, described in the items below, where indicated.

All the Programs approved under the 2006 Option Plan, as well as the first option grant under the 2008 Program, the two option grants under the 2009 Program, the first option grant under the 2010 Program and the first option grant under the 2011 Program II, second and third option grants under the 2012 Program and the 2013 Program were carried out in accordance with a conventional option grant model, which is to say, options were only granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used in the 2011 Board Program, in which options were granted to the members of the Board of Directors. While the second granting of the 2008 Program, the 2009 Program II, the second granting of the 2010 Program, the 2011 Program, the second granting of the 2011 Program II, the first option grant under the 2012 Program, the first option grant under the 2013 Program and the grants under the 2014 Program followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to the members of the Statutory Executive Officers under the 2006 Program, under the 2009 Program, under the first granting of the 2010 Program and under the first granting of the 2011 Program II were replaced in their entirety by options granted under the 2012 Program, through the signing of corresponding Contracts with the Company.

In this way, no member of the Statutory Executive Officers is currently a beneficiary of the 2006 Program, the 2007 Program, the 2008 Program, or the 2009 Program, first granting of the 2010 Program or first granting of the 2011 Program II. It should also be observed that no member of the Statutory Executive Officers is a beneficiary of the second granting of the 2010 Program, or the 2011 Program.

The options of the 2011 Board Program expired. According to the rules of this Program, it would have been necessary the exercise at least 20% of the options of the allotment incorporated in 2012 for the allotments not incorporated to be cancelled. Thus, currently, the members of the Board of Directors are not beneficiaries in any Stock Option Plan of the Company.

Furthermore, as a result of the incorporation of the shares issued by Construtora Tenda S.A. by the Company, as approved at an Extraordinary General Meeting held on December 30, 2009, certain of options granted by Construtora Tenda S.A. were assumed by the Company, under the terms set at the meeting of the Board of Directors held on January 4, 2010. With this, the Board of Directors approved a further 3 Programs, these being Special Stock Option Program I, Special Stock Option Program II and Special Stock Option Program III (“Special Programs”). Each of the Special Programs had specific conditions which sought to reconcile the conditions of the plan with the need to maintain an economic balance of the options granted to the beneficiaries of the corresponding programs of Construtora Tenda S.A., in such a way that their conditions reflected, in so far as is possible under the terms of the plan, the corresponding conditions previously applicable to the beneficiaries when they exercised their roles at Construtora Tenda S.A..  Special Program I and Special Program III carried out option grants which essentially reflected conventional option models.

While Special Program II carried out 2 grantings with partially distinct conditions, both followed the Restricted Stock Option model, which was also adopted by Construtora Tenda S.A. for certain of their option grants. The difference between these grants is due to the fact that certain Beneficiaries before being beneficiaries under the Tenda Plan, were beneficiaries of the Company itself, having exercised roles in the then subsidiary Fit Residencial Empreendimentos Ltda., which was incorporated by Tenda in 2008, resulting in the migration of these beneficiaries to the Tenda option plan.  So that the conditions of the options that had been granted to these beneficiaries under the Restricted Stock Option model could be preserved, and additional lot of B Options were granted to them when they migrated to the Tenda plan, with a lock up period and reflecting the respective B Options to which each of them would have the right to exercise in the first company, and because they had previously exercised A Options granted by the Company.  With the incorporation of the shares of Construtora Tenda S.A. by the Company and the further migration as a result, the conditions applicable to the beneficiaries of Restricted Stock Options were incorporated in the second granting of Special Program II, which contained two Option B lots, with separate and distinct lock up periods.

With regard to the exercise price of the options to be granted by the Special Programs, the criteria of Market Value was not used for the traditional options or for A Options: in order to reflect the conditions previously applicable to beneficiaries of the programs of Construtora Tenda S.A. who switched to the Company, the exercise price were used that was applicable under the corresponding program of Construtora Tenda S.A. (which reflected the market value of the shares in that company), adjusted for the swap ratio for the shares established for the incorporation of the shares in Construtora Tenda S.A. by the Company.

It should also be observed that none of these three mentioned Programs are in force today. In the case of Special Programs I and III, due to the termination of the beneficiaries, the options that were not exercised in accordance with the rules of the Plan and the decisions of the Board of Directors were cancelled. In the case of Program II, it was 100% exercised in accordance with the rules of the Plan and of the Program in question.

b. principal objectives of the plan:

The Company's option plans and stock option programs have the aim of: (1) encouraging expansion and success in the development of its corporate objectives, permitting the beneficiaries to acquire shares, encouraging their integration into the Company; (2) attracting top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders in the Company on potentially differentiated terms; and (3) aligning the interests of the top level managers and employees with the interests of the Company's shareholders.

c. the way in which the plan contributes to these objectives:

In providing the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the Company's shareholders, corporate objectives and expansion plans, thus maximizing result. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek appreciation of the shares, without, however, compromising the sustainable growth, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

Additionally, the model adopted is expected to be an efficient mechanism for retaining managers and key employees, basically because of the shared results of appreciation in the Company's shares.

d. how the plan is inserted into the Company's compensation policy

The Company Plan currently in force builds in a policy of concentrating the incentives of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the compensation is concentrated in incentives which aimed to share risks and results with the Company's main executives.  As explained in item 13.1 above, the option plans are directly linked to this alignment of interests.

e. how the plan outlines the interests of the managers with those of the Company over the short, medium and long term

The options granted on the basis of the plans have different mechanisms, which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term. The Beneficiary has the incentive, for the short term, of exercising A Options at prices that are lower in relation to market value, encouraging him constantly strive to achieve appreciation in the shares.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options.  The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period.  The exercising of B Options will be obligatorily: (i) subject to a minimum lock up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

f. maximum number of shares covered

The maximum quantity of shares that maybe subject to the granting of options, taken together for all the Company's plans, is equivalent to 5% of the paid-up capital, already taking into account the effect of dilution as a result of the exercising of all the options. On the date of this document, this amount corresponds to 21,423,474 ordinary shares issued by the Company.

g. maximum number of options that will be granted

Each option guarantees the beneficiary of the right to acquire one ordinary share in the Company. This being the case, the quantity of options granted is linked to the limits of dilution described in item “f” above. On the date of this document, this amount corresponded to 9,542,643 options.

h. conditions for the acquisition of shares

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired at an exercise price equivalent to Market Value, with this price being subject to monetary correction and interest, as stipulated by the Board of Directors for each Program. For the Special Programs, due to the absorption of the options granted by Construtora Tenda S.A. before the incorporation of its shares by the Company, however, the exercise price was equivalent to the exercise price previously applicable to Construtora Tenda S.A. (which would reflect the market value of the shares issued by that company), duly adjusted in accordance with the share swap ratio established in the Protocol and Justification for the Incorporation of the Shares of Construtora Tenda S.A. by the Company.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represents an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum lock up period of two years must be observed; (ii) the exercising of B Options are conditional on the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company, in addition to the dividends and interest-on-equity paid, between the date of the program and the date of the exercising of B Options (“Appreciation”). In the Programs in force, approved under the Restricted Stock Option model up to the present day, with the exception of the second 2014 Program grant, B Options were granted with an adjustment factor in the proportion of until 2 B Options for every A Option, in the case of key employees of the Company, and in the proportion of until 3 B Options for each A Option, in the case of the Company Directors. These adjustment proportions will be reduced to 1.5 and 2.5, respectively if the Appreciation should be less than 10%, being applied in full if the Appreciation is over 20%, and proportionally if the Appreciation is between 10% and 20%.

In the second granting of the 2010 Program, A Options were exercisable between August 4, 2010 and September 30, 2010, after which they were cancelled.  B Options were divided into 3 annual lots, each one of them exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options was also subject to the conditions described above.

In the 2011 Program, A Options were available for exercising between April 01, 2011 and June 01, 2011, after which they were cancelled. B Options were divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options is also subject to the conditions described above.

In Program II 2011, A Options were available for exersizing between April 13, 2011 and August 12, 2011, after which they were cancelled.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled.  The exercising of B Options is also subject to the conditions described above.

Under the first 2012 Program Grand, A Options were available for exercising between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others, after which they were cancelled. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be cancelled. In all other cases, all of the B Options were exercisable as of August 20, 2014 for a period of 30 days, after which they will be cancelled. The exercise of B Options is nonetheless subject to the conditions above.

Under the second 2012 Program grant, the options of each Beneficiary were divided into 3 annual lots, the first of which is exercisable as of May 1, 2013 and the remainder of which on the subsequent anniversaries of this date. Beneficiaries are furthermore required to allocate at least 50% of the amount received as an annual bonus to the exercise of options, regardless of the program under which they were granted, or shall lose the right to exercise all options in subsequent lots.

Under the third 2012 Program grant, the Beneficiary`s options were divided into 4 equal annual lots, the first of which is exercisable as of 2014 and the remaining lots, on the subsequent anniversaries of this date. To receive this grant, the Beneficiary, in addition to the minimum mention in the paragraphs above, allocated 20% or 30% of the amount received as annual bonus to the purchase of Company shares on the market. In this case, the Company granted 2 times of 2.5 times the number of shares acquired by the Beneficiary as stock options.

In the 2013 Plan, A Options were exercisable between May 10, 2013 and May 30, 2014. B Options are split into three annual batches, each one exercisable starting on May 10, 2015 and on the subsequent anniversaries on the same date, for a period expiring in 30 days.

Under the first 2014 Program grant, A and B Options to be received by the beneficiaries varied according to the annual bonus investment for the purchase of the Company's shares, a preliminary condition for receiving the grant – a similar rule to the third 2013 Program grant. A and B Options varied between 1 time and 5 times; and 0.5 times and 2 times, respectively – according to the volume of shares acquired by the previous investment. A and B Options will be available for exercise from March 14, 2017, for a period of 3 years (B Options will be available for exercise in the proportion that A Options are exercised, within this period). At this time, the Company’s TSR (Total Share Return) in the period will be analyzed, as well as its position in relation to a group of competitors. Depending on the Company’s position, only the A Options granted volume may be adjust (up or down).

Under the second 2014 Program grant, A Options are exercisable between March 14, 2014 and May 30, 2015. B Options are divided into three annual lots, each of them exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a period of 30 days.

i. criteria for the fixing purchase or exercise price

As a general rule, the exercise price of the options must be equivalent to the average price of the Company's shares over the last 30 trading days on BM&FBOVESPA S.A. Sao Paulo stock exchange (“Market Value”), and which may have monetary correction applied based on the variation in price indices to be determined by the Board of Directors, as well as interest added, in accordance with the determinations of the Board of Directors for each Program. This price is deducted from dividends and interest-on-equity paid per share of the Company from the date the A Options are granted to their effective exercise date.

It is understood that the setting of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market.  The possibility of interest being added exists because the exercise price represents a minimum rate of return, so that the Beneficiaries receive a gain only in the case of the shares guaranteeing a minimum return, at the criteria of the Board of Directors.

It is important to observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and also the addition of interest, usually 3% to 6% per year. With the objective of making the exercising of the options more attractive and to retain executives over the long term, the Board of Directors decided on August 4, 2010, that he terms of monetary correction and interest added for the Programs would be applied up to May 6, 2010.

The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (lock up periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive).  And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

j. criteria for the fixing of the option exercise period

In the 2011 Program, A Options were exercisable between April 01, 2011 and June 01, 2011. This time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled, and only in the proportion that the Beneficiary has previously exercised his A Options. Regarding the exercise period of 30 days for the B Options, it is believed that this period is reasonable seeing that the exercising of the options has already been planned by the Beneficiary, representing the end of the program in question.

Under the second granting of the 2011 Program II, A Options were exercised between July 13, 2011 and August 12, 2011. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they are cancelled, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above regarding the 2011 Program.

Under the first 2012 Program grant, A Options were exercisable between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2013 and May 30, 2014 for all others. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. For executive officers, B Options are divided into 3 annual lots, each of which was exercisable, respectively, as of August 20, 2014 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2008 Program grant.

Under the second and third 2012 Program grants, the options of each Beneficiary were divided into 3 annual lots and 4 equal annual lots, respectively. For the second grant, the first lot is exercisable as of May 1, 2013 and the remaining lots, on the anniversary of this date. For the third grant, the first lot is exercisable as of 2014 and the remaining lots, on the anniversary of this date. The division of the options in lots meets the goals of linking the Beneficiary and aligning his or her short, medium and long term interest to those of the Company. The options of each annual lot may be exercised for a period of 10 years as of their vesting date, which will be reduced to 3 years should the Beneficiary fail to use the portion of the mandatory allocation of his or her bonus (only for the second grant). This 10 year period provides an opportunity for the Beneficiary to have a longer period to choose the best time to apply his or her resources to offset the effective allocation of his or her bonus.

Under the 2013 Program grant, A Options are exercisable between May 10, 2014 and May 30, 2014. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of May 10, 2015 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the 2011 Program.

Under the first 2014 Program grant, A Options may be exercised from March 14, 2017, for a period of 3 years. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. B Options may be exercised in the same period of A Options and in the proportion that the Beneficiary exercises A Options.

Under the second grant of the 2014 Program, A Options may be exercised between March 14, 2014 and May 30, 2015. As mentioned above, this period was established to tie in the Beneficiary and as a demonstration of commitment to the Company. Options B are divided into three annual lots, each one of them being exercisable respectively from May 1, 2016 and subsequent anniversaries of this date, for a period of 30 days, and only in the proportion that the Beneficiary has previously exercised the A Options. The lock up period for the exercise of B Options are fixed subject to the same criteria and fundamentals described above regarding the 2011 Program.

k. method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares.

l. restrictions on the transfer of shares

At the meeting of the Board of Directors held on July 13, 2011, all the restrictions to share transfer were eliminated as a consequence of the grant of stock options under conventional model. Thus, all shares acquired by the Beneficiaries of the Plan, within the ambit of the 2006 Program, the 2009 Program, the Granting 1 and the 2010 Program will be free and clear for the transfer at any time. It is important to notice that the remaining grants under conventional model, such as first granting of the 2011 Program II, the 2011 Board Program, and second and third granting of the 2012 Program, the options were granted with no restrictions to the shares of the current exercise.

In case of options granted under the model Restricted Stock Options, the A Options are subject to lock-up. The second granting of the 2008 Program and the Special Program II had a lock up period of 2 years, counted from the day of subscription or acquisition of the shares. In the 2009 Program II, the shares subscribed or acquired as a result of exercising the A Options could not be alienated by the beneficiary until December 17, 2010 (1 year counted from the day of the 2009 Program II), notwithstanding the date of acquisition. In the second granting of the 2010 Program, the 2011 Program and the second granting of the 2011 Program II, the rule is similar: the lock up period for the shares of A Option is of 1 year counted from the date of the respective Program (respectively: August 4, 2011, April 1, 2012 and July 13, 2012), notwithstanding the date of acquisition of the shares.

Under the first 2012 Program Grant, A Options could only be exercised in the period from May 1 to May 30, 3013 for executive officers and between May 1 and May 30, 2014 for all others. In all cases, there was no lock up period after the exercise of A Options, which were granted in 2012.

Under the 2013 Program Grant, the rule is similar: A Options could only be exercised in the period from May 10 to May 30, 2014 and, in this case, there was no lock up period after the exercise of A Options, which were granted in 2013.

For the 2014 Program, there is also no lock up period after the exercise of A Options. In the first grant, they may only be exercised from March 14, 2017, for a period of 3 years; and in the second grant, between March 14, 2014 and May 30, 2015.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

m. criteria and events which, when they occur, would result in the suspension, alteration or cancellation of the option plan

The Option Plans for 2006 and 2008 may be altered or cancelled by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are the object of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under Option Plans 2006 and 2008.

Additionally, in the case of the dissolving, transformation, incorporation, merger, demerger or reorganization of the Company, under which the Company does not remain as an entity, or if it does remain as an entity, no longer has its shares traded on the stock exchange, the options may be transferred to the company of succession, or have their lock up periods brought forward for exercising during a given period.

n. effects of a manager leaving the governing bodies of the Company on his rights under the share-based compensation plan

Under the terms of Option Plans 2006 and 2008, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will are cancelled; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options being cancelled; (iii) in the case of the death or permanent disablement of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares to which they apply will remain in force.

The Board of Directors has the power to determine the treatment to be given to B Options granted to the Beneficiary under Option Plan 2008, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for exercising the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in Option Plan 2008 and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the lock up period date for all the options that had been granted to members of the Statutory Executive Officers (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital; (iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporation Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the Statutory Executive Officers will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations, which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talent.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted or to be granted, to Executive Directors and members of Board of Directors of the Company and its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of bringing forward the lock-up date for options, referred to in the paragraph above, is also applicable in the event of the Company being dissolved.

13.5. Shares or quotas directly or indirectly held, in Brazil or in other countries, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, by members of the Board of Directors, or the Statutory Executive Officers, or the Fiscal Council, grouped by body, on the date of the ending of the last financial year:

Shares Issued by the Company (1)

	12.31.2014
	Ordinary shares		Total shares

Board of Directors	592,609	0.145%	592,609	0.145%
Fiscal Council	0	0.000%	0	0.000%
Executive Board	1,573,145	0.385%	1,573,145	0.385%

Total shares	408,066,162	100%	408,066,162	100%

	12.31.2013
	Ordinary shares		Total shares

Board of Directors	474,713	0.11%	474,713	0.11%
Fiscal Council	20	0.00%	20	0.00%
Executive Board	3,194,526	0.73%	3,194,526	0.73%

Total shares	435,559,201	100%	435,559,201	100%
	12.30.2012
	Ordinary shares		Total shares

Board of Directors	375,813	0.09%	375,813	0.09%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	1,206,931	0.28%	1,206,931	0.28%

Total shares	433,229,779	100%	433,229,779	100%

 (1) All the shares are held directly.

13.6. Concerning the compensation based on shares recognized in the results in the last 3 financial years and expected for the current financial year, for the Board of Directors and Statutory Executive Officers:

Financial Year 2012	Board of Directors (1)	Statutory Executive Officers
Plans		2011(2)	2012(2)
b) Number of Members	0	6	6
c) c) In relation to each granting of stock options
Date of granting	7/13/2011	7/13/2011	8/20/2012
Quantity of options granted	800,000	1,340,000 (Options A + Options B)	2,236,000 (Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)
Term for options to become exercisable	3 years (33%, 33% and 34%)	Options B - 4 years(0%, 30%, 30% and 40%)	Restricted Stock Options: Program 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B Conventional Program 3 years (50%, 30% and 20%)
Time limit for the exercising of options	10 years	30 days	Restricted Stock Options Program: 30 days Conventional Program:10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year	R$ 7.71	Options A: R$ 7.71 Options B: R$ 0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73
-lost during the financial year	n.a	n.a	n.a.
-exercised during the financial year	n.a.	R$ 7.71	n.a.
-expired during the financial year	R$ 7.71	n.a	n.a.
d) Fair value of options on the date of granting	R$ 7.71	Options A: R$7.71 Options B: R$0,01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73
e) Potential dilution in the event of all the options granted being exercised (3)	0.18%	0.31%	1.16%

(1) The Board of Directors 2011 Program expired during the year of 2012. No option was exercised.

(2) The options granted to the Statutory Executive Officers under the 2006 Program, the 2009 Program, the 2010 Program and first granting of the 2011 Program II were replaced by options granted under the 2012 Program.

(3) Dilution based in the total amount of shares on 12/31/2012

Financial Year 2013	Board of Directors	Statutory Executive Officers
Plans		2011	2012	2013
b) Number of Members	0	6.00	6.00	6.00
c) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000	1,884,000
			(Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)	(Restricted Stock Options Program Options A + B) and 1,177,247 (Conventional Program)
Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B	Options A: 1 year
Options B - 4 years (0%, 30%, 30% and 40%)
			Conventional Program: 3 years (50%, 30% and 20%)	Conventional Program: 4 years (25% per year)
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days	Restricted Stock Options Program: Options A 1 year and 30 days Options B

			Conventional Program: 10 years	Conventional Program: 10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year	n.a.	n.a.
Options B: n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (3)	n.a.	Options B: R$ 0.01	Restricted Stock Options Program:	Restricted Stock Options Program:
			Options A: R$2.73	Options A: R$4.05
			Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
-lost during the financial year	n.a	n.a	n.a	n.a
-exercised during the financial year	n.a.	R$ 0.01	n.a.	n.a.
-expired during the financial year	n.a	n.a	n.a	n.a
d) Fair value of options on the date of granting	n.a.	Options A: R$ 7.71 Options B: R$0.01	Restricted Stock Options Program:	Restricted Stock Options Program:
			Options A: R$2.73	Options A: R$4.05
			Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
e) Potential dilution in the event of all the options granted being exercised (5)	na.	0.31%	1.16%	0.70%
(1) Dilution based in the total amount of shares on 12/31/2013

Financial Year 2014	Board of Directors	Statutory Executive Officer
Plans		2011	2012	2013	2014
b) Number of Members	0	6.00	6.00	6.00	5.00
c) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013	03/14/2014
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000	1,884,000	3.686.763
			(Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)	(Restricted Stock Options Program Options A + B) and 1,177,247 (Conventional Program)	(Restricted Stock Options Program Options A + B)
Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B	Options A: 1 year	Options A and B: 3 years
Options B - 4 years (0%, 30%, 30% and 40%)
			Conventional Program: 3 years (50%, 30% and 20%)	Conventional Program: 4 years (25% per year)
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days	Restricted Stock Options Program: Options A 1 year and 30 days Options B	Options A and B: 3 years

			Conventional Program: 10 years	Conventional Program: 10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year	n.a.	n.a.	n.a
Options B: n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (3)	n.a.	Options B: R$ 0.01	Restricted Stock Options Program:	Restricted Stock Options Program:
			Options A: R$2.73	Options A: R$4.05	Options A: R$3.13
			Options B: R$0.01	Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
-lost during the financial year	n.a	n.a	n.a	n.a	n.a
-exercised during the financial year	n.a.	R$ 0.01	n.a.	n.a.	n.a
-expired during the financial year	n.a	n.a	n.a	n.a	n.a
d) Fair value of options on the date of granting	n.a.	Options A: R$ 7.71 Options B: R$0.01	Restricted Stock Options Program:	Restricted Stock Options Program:	Options A: R$3.13
			Options A: R$2.73	Options A: R$4.05	Options B: R$0.01
			Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
e) Potential dilution in the event of all the options granted being exercised (5)	na.	0.33%	1.22%	0.74%	0.90%
(1) Dilution based in the total amount of shares on 12/31/2014

Financial Year 2015 – Forecast	Board of Directors	Statutory Executive Officer
Plans		2011	2012	2013	2014
b) Number of Members	0	6.00	6.00	6.00	5.00
c) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013	03/14/2014
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000	1,884,000	3.686.763
			(Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)	(Restricted Stock Options Program Options A + B) and 1,177,247 (Conventional Program)	(Restricted Stock Options Program / Options A + B)
Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B	Options A: 1 year	Options A and B: 3 years
Options B - 4 years (0%, 30%, 30% and 40%)
			Conventional Program: 3 years (50%, 30% and 20%)	Conventional Program: 4 years (25% per year)
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days	Restricted Stock Options Program: Options A 1 year and 30 days Options B	Options A and B: 3 years

			Conventional Program: 10 years	Conventional Program: 10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year	n.a.	n.a.	n.a
Options B: n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (3)	n.a.	Options B: R$ 0.01	Restricted Stock Options Program:	Restricted Stock Options Program:
			Options A: R$2.73	Options A: R$4.05	Options A: R$3.13
			Options B: R$0.01	Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
-lost during the financial year	n.a	n.a	n.a	n.a	n.a
-exercised during the financial year	n.a.	R$ 0.01	n.a.	n.a.	n.a
-expired during the financial year	n.a	n.a	n.a	n.a	n.a
d) Fair value of options on the date of granting	n.a.	Options A: R$ 7.71 Options B: R$0.01	Restricted Stock Options Program:	Restricted Stock Options Program:	Options A: R$3.13
			Options A: R$2.73	Options A: R$4.05	Options B: R$0.01
			Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
e) Potential dilution in the event of all the options granted being exercised (5)	na.	0.33%	1.22%	0.74%	0.90%
(1) Dilution based in the total amount of shares on 12/31/2014

13.7. Information with regard to options held open by the Board of Directors and the Statutory Executive Officers at the end of the last financial year:

Financial Year 2014	Board of Directors	Statutory Executive Board
Plans	-	2011	2012 (1)	2013	2014
b) Number of Members	0	8	8	8	5
c) Options still unexercised
i) Number of shares	n.a.	150,334 (Restricted Stock Options Program – Options B)	575,400 (Restricted Stock Options Program – Options B) and 260,000 (Conventional Program)	762,000 (Restricted Stock Options Program – Options B) and 363,861 (Conventional Program)	3,686,763 (Restricted Stock Options Program – Options A and B
ii) Date in which they will become exercisable	n.a.	7/13/2015 (40% of total volume of options granted)	5/1/2015 (Conventional Program – 20% of total volume of options granted)	5/10/2015 (Conventional Program – 25% of total volume of options granted and 25% per year in the following anniversaries)	3/14/2017
			8/20/2015 (Restricted Program – Options B – 30% and following anniversarie 40% of the total granted)	5/10/2015 (Restricted Program Options B – 30% and following anniversaries 30% and 40% of the total granted)
iii) Maximum time limit for the exercising of options	n.a.	30 days	30 days (Restricted Program – Options B) and 10 years for the options of the Conventional Program	Restricted Stock Options Program: 30 days Options B Conventional Program: 10 years	3 years
iv) Time limit on the restriction to the share transfer	n.a.	n.a.	n.a.	n.a.	n.a
v) Weighted average price for the exercising	n.a.	R$0.01	R$2.34 (Conventional Program)	Restricted Stock Options Program: Options B R$0.01	Options A: R$ 3.13 Options B: R$ 0.01
			R$0.01 (Options B of Restricted Program)	Conventional Program: R$ 3.66
vi) Fair value of the options on the last day of the financial year	n.a.	R$0.01	R$2.34 (Conventional Program)	Restricted Stock Options Program: Options B R$0.01	Options A: R$ 3.13 Options B: R$ 0.01
			R$0.01 (Options B of Restricted Program)	Conventional Program: R$ 3.66
d) Exercisable options
i) number of shares	n.a	n.a.	515,000	205,555 (Conventional Program)	n.a
ii) maximum time limit for the exercising of options	n.a	n.a.	10 years	10 years	n.a
iii) time limit on the restriction to the share transfer	n.a	n.a.	n.a.	n.a.	n.a
iv) weighted average price for the exercising	n.a	n.a.	R$2.34	R$ 3.66	n.a
v) fair value of the options on the last day of the financial year	n.a	n.a.	R$2.34	R$ 3.66	n.a
vi) fair value of the total options on the last business day of the financial year	n.a	n.a.	R$2.34	R$ 3.66	n.a

(1)     Options granted to the members of the Statutory Executive Board within the scopes of Programs 2006, Program 2009, within the scope of the first grant of Program 2010 and within the scope of the first grant of Program II 2011 were replaced for options granted under Program 2012

13.8. Concerning the options exercised and shares delivered referring to the share-based compensation for the Board of Directors and Statutory Executive Officers, in the last 3 financial years, the table below has been with the following content:

Financial Year 2012	Board of Directors (2)	Statutory Executive Officers
Program (year)		2011 (3)
b) Number of members	0	6
c) Regarding exercised options:	-	-
i) number of shares	n.a.	172,808
ii) weighted average exercise price	n.a.	R$7.71
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	R$528,792
d) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	172,808
ii) weighted average acquisition price	n.a.	R$7.71
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$528,792

(1) Under the model adopted by the Company all the shares exercised are delivered.

(2) The 2011 Program of the Board of Directors expired during 2012. No option was exercised.

(3) The options granted to the Statutory Executive Officers under the 2006 Program, the 2009 Program, the 2010 Program and first granting of the 2011 Program II were replaced by options granted under the 2012 Program.

Financial Year 2013	Board of Directors (1)	Statutory Executive Officers
Plans		2011(2)	2012(2)
b) Number of Members	0	5	6
c) c) In relation to each granting of stock options	-	-	-
i) number of shares	n.a.	216,183	1,781,000
ii) weighted average exercise price	n.a.	R$0.01	R$2.73
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$557,752	R$1,335.750
d) Regarding delivered shares, please inform: (1)	n.a.
i) number of shares	n.a.	216,183	1,781,000
ii) weighted average acquisition price	n.a.	R$0.01	R$2.73
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$557,752	R$1,335.750
(1) Under the model adopted by the Company all the shares exercised are delivered.

Financial Year 2014	Board of Directors (1)	Statutory Executive Board
Plans		2011	2012	2013
b) Number of Members (2)	0	8.00	8.00	8.00
c) c) In relation to each granting of stock options	-	-	-	-
i) number of shares	n.a.	396,929	2.099,100	1,118,500
ii) weighted average exercise price	n.a.	R$0.01	R$ 1.06	R$ 1.66
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$ 869,382	R$ 2,389,971	R$ 599,394
d) Regarding delivered shares, please inform: (1)	n.a.
i) number of shares	n.a.	396,929	2.099,100	1,118,500
ii) weighted average acquisition price	n.a.	R$0.01	R$ 1.06	R$ 1.66
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$ 869,382	R$ 2,389,971	R$ 599,394

(1) Under the model adopted by the Company all the shares exercised are delivered.
(2) All Statutory Directors that acquired options during 2014 are being considered in this chart, including 3 members that left the Company throughout the year of 2014. That is why the number of members reported is 8.

13.9. Information needed for the comprehension of the data disclosed in items 13.6 to 13.8 (including the pricing method for the value of shares and options):

Brief Description of the Formats for the Granting of Options

A. Traditional options in force (granted under Option Plan 2008, in the second and third granting of the 2012 Program)

Under this traditional option granting model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually.

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in other words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will are cancelled. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full. In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

B. Restricted Stock Options (granted under Option Plan 2008, in the 2011 Program, the second set of options granted under the 2011 Program II, the first set of options granted under the 2012 Program, the 2013 Program and the 2014 Program).

The options granted are divided into A Options and B Options.  The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of the 2014 Program, when A Options are available for exercise after 3 years of the grant and along with the B Options).  The B Options have an exercise price equivalent to R$0.01 each and are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively.  Exception to this rule is the first 2012 Program Grant, where B Options, vested in 2 counted from the grant date, in the case of key employees.

The quantity of B Options available for exercise is determined by the following factors:

•         Quantity of A options exercised, under the terms described in item 13.4 above, and

•         Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options (except for the 2014 Program, where the adjustment will be in the A Options, according to TSR).

a. pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending.  In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

In parallel, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo Model

The Monte Carlo simulation is a popular alternative method, which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due-date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b. data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and interest rates free of risk

Date of calculation

According to Technical Pronouncement CPC 10, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices.

Exercise price

•         Traditional options granted:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – Sao Paulo stock exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

•         Options granted under the Restricted Stock Option format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price

Option term

•         Traditional options granted:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock up period, which may vary according to the Program in question.  If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

•         Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock up period (that is to say, based on the options that become available in the financial year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest-on-equity by the Company.

Interest rate free of risk

The interest rates free of risk had been obtained from the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c. methods used and the premises assumed for the incorporation of the expected effects of advance exercising

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock up period. In this way, the option life adopted in the calculations varies between 1 and 6 years, in accordance with the number of lots and the corresponding lock up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d. method for the determination of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e. if there is any other characteristic of the option that has been incorporated in the measuring of its fair value

Vesting period

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated. After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the cancellation date).

Restrictions on sale ("lock-up")

Contractually speaking, for A Options granted under the Restricted Stock Option model there is a restriction that exists on the sale of shares acquired to the exercising of options.  This restriction, also known as lock-up, varies between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary considering that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method.  According to this method, the value of a European type put option with a period equal to the lock up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount.  This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the traditional programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.10. Information on the pension plan in force offered to members of the Board of Directors and Statutory Executive Officers:

Not applicable, considering that no pension plans have been offered either to members of the Board of Directors or statutory directors.

13.11. Compensation, in the last 3 financial years, of the Board of Directors, the Statutory Executive Officers and the Fiscal Council

Year 2012	Board of Directors	Fiscal Council	Statutory Executive Officers
Number of members	9.00	3.00	5.83
Value of the highest individual compensation/year (1)	320,824	45,600	6,123,879
Value of the lowest individual compensation/year (2)	224,056	45,600	3,165,013
Average value of individual compensation/year (3)	244,561	45,980	3,575,601

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.
(3) Total amount of compensation paid divided by the number of members declared for the period.

Year 2013	Board of Directors	Fiscal Council	Statutory Executive Officers
Number of members	9.00	3.00	6.00
Value of the highest individual compensation/year (1)	316,079	55,200	5,957,562
Value of the lowest individual compensation/year (2)	172,800	55,200	2,681,366
Average value of individual compensation/year (3)	210,992	55,200	3,549,458

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.

(3) Total amount of compensation paid divided by the number of members declared for the period.

The amounts presented above refer to fixed compensation (Board of Directors, Fiscal Council and Statutory Executive Officers), short-term variable Statutory Executive Officers) and long-term variable, based on stock option plans (Board of Directors and Statutory Executive Officers).

Year 2014	Board of Directors	Fiscal Council	Statutory Executive Officers
Number of members	7.67	3.00	5.17
Value of the highest individual compensation/year (1)	308,868	63,500	3,732,593
Value of the lowest individual compensation/year (2)	185,778	63,500	2,691,098
Average value of individual compensation/year (3)	226,852	63,007	3,321,336

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.

(3) Total amount of compensation paid divided by the number of members declared for the period.

The amounts presented above refer to fixed compensation (Board of Directors, Fiscal Council and Statutory Executive Officers), short-term variable Statutory Executive Officers) and long-term variable, based on stock option plans (Board of Directors and Statutory Executive Officers).

13.12. Contractual arrangements, insurance policies or other instruments which structure mechanisms of compensation or indemnification for managers in the event of dismissal from their post or retirement (including the financial consequences for the Company):

None.

13.13. Percentage of total compensation of each body recognized in the result of the company referring to members of the Board of Directors, the Executive Board or the Fiscal Council who are related parties to the controlling shareholders, directly or indirectly, as defined by the accounting rules covering this subject:

None.

13.14. Values recognized in the Company's results as compensation of members of the Board of Directors, Executive Board or Fiscal Council, grouped by body, for any reason which is not a function of which they occupy, such as for example, commissions and consulting services or services provided:

None.

13.15. Values recognized in the result of the controlling shareholders, direct or indirect, of companies under common control and subsidiaries of the company, in the compensation of members of the Board of Directors, the Executive Board or the Fiscal Council of the Company, grouped by body, specifying the amount of these values attributed to such individuals :

None.

13.16. Other relevant information:

Long term incentives in the form of Granting of Options

The values presented as long-term incentives, based on stock options programs reflect the accounting costs of all programs granted until the date of this Reference Form that are being amortized in the reference years for the tables and, therefore presented in our financial statements. These amounts are calculated in the moment of grant through Binomial model (traditional Stock Option Plans) and Monte Carlo (Restricted Stock Option Plans) and the calculated costs are amortized during its duration (usually 4 years).

The amounts presented do not represent the gains realized by the beneficiaries, since, as mentioned above, it is calculated in the moment of granting and not adjusted by the behavior of market, vesting rules, etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 13, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer